No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 7, 2004, Honda Motor Co., Ltd. introduced the all-new Legend, Honda’s flagship luxury performance sedan, with a 300-horsepower engine, the world’s first Super Handling All-Wheel Drive system, and comprehensive weight reduction measures that combine to help contribute to significantly enhanced performance. (Ref. #A04-039)

Exhibit 2:

On October 12, 2004, Honda Motor Co., Ltd. announced to participate in the 2004 11th World Congress on ITS, to be held from October 19th to October 24th, 2004 at the Nagoya International Exhibition Hall (Nagoya City, Aichi Prefecture, Japan) (Ref. #A04-040)

Exhibit 3:

On October 12, 2004, Honda Korea Co., Ltd., Honda’s subsidiary in South Korea, began the import and sale in South Korea of its second model, the CR-V sport utility vehicle. (Ref. #C04-068)

Exhibit 4:

On October 12, 2004, General Electric Co. (GE), and Honda Motor Co., Ltd. have formally established a new joint venture company, GE Honda Aero Engines LLC, which is pursuing the launch of Honda’s HF118 turbofan engine in the light business jet market. (Ref. #C04-070)

Exhibit 5:

On October 12, 2004, Takeo Fukui, the president and CEO of Honda Motor Co., Ltd., announced at the National Business Aviation Association (NBAA) 2004 conference held in Las Vegas, Nevada that its new aviation subsidiary, Honda Aero, Inc., started its operation as of October 1, in Reston, VA, in the vicinity of Washington DC. (Ref. #C04-069)

Exhibit 6:

On October 14, 2004, Honda Motor Co., Ltd., announced the outline of its exhibition planned for the 38th Tokyo Motor Show. (Ref. #A04-044)

Exhibit 7:

On October 15, 2004, Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, began sales in China of a new locally co-developed 125cc scooter, “e-cai”. (Ref. #C04-071)

Exhibit 8:

On October 20, 2004, Honda Motor Co., Ltd. announced that it will release in Japan a new version of the popular CBR1000RR super sport bike, powered by a lightweight, compact, liquid-cooled, four-stroke, DOHC in-line four-cylinder engine. (Ref. #M04-031)

Exhibit 9:

On October 20, 2004, Honda’s small household cogeneration unit was awarded the 2004 Prize for Natural Gas Industry Innovation (Planning, Research and Development Section) by Germany’s Association for the Efficient and Environmentally Friendly Use of Energy at a ceremony held in Berlin on October 19th, 2004. (Ref. #C04-072)

Exhibit 10:

On October 20, 2004, Honda Motor Co., Ltd. announced that it implemented acquisition of its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 11:

On October 26, 2004, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of September and the first half of fiscal year 2005 – April to September 2004. (Ref. #C04-074)

Exhibit 12:

On October 27, 2004, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and the first half ended September 30th, 2004. (Ref. #C04-075)

Exhibit 13:

On October 27, 2004, Honda Motor Co., Ltd. announced its intention to implement acquisition of its outstanding company stock, the resolution for which was resolved at the meeting of the Board of Directors held on October 27, 2004 in accordance with Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 14:

English translation of “Notice of Resolution by the Board of Directors concerning Payment of Interim Dividend” for the 81st fiscal period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: November 8, 2004

ref. #A04-039

Honda Introduces the All-New Legend

October 7, 2004—Honda Motor Co., Ltd. today introduced the all-new Legend, Honda’s flagship luxury performance sedan, with a 300-horsepower engine, the world’s first Super Handling All-Wheel Drive system, and comprehensive weight reduction measures that combine to help contribute to significantly enhanced performance. The new Legend also offers a range of advanced driver support technologies, including the world’s first Intelligent Night Vision System*, which detects pedestrians during nighttime driving and provides visual and audio cautions to help prevent accidents. The new Legend is now available at Honda Clio dealers throughout Japan.

Designed around three key concepts – distinctive styling, exhilarating driving performance, and superior maneuverability – this 4th generation Legend delivers a new driving experience, providing greater luxury, comfort, and safety in all driving conditions.

The sleek exterior design was created to give expression to the power within. Body colors are applied using a new exterior finishing process that produces a deeper contrast and a spectacular shine. The interior design appeals to the senses, imparting a feel of luxury and driving pleasure. Noise reduction efforts ensure a quiet ride, including Active Noise Control, which sends an opposite phase signal through the car’s audio system to cancel out engine hum to ensure a quiet ride. The new Legend offers its occupants more comfort than ever before.

A lighter, more compact V6 3.5-liter VTEC (Variable Valve Timing and Lift Electronic Control) engine generates a generous 300 horsepower. The engine delivers ample torque throughout the rpm range, with power to spare both in the city and on the highway. Meanwhile, the new Legend has earned Japanese Ministry of Land, Infrastructure and Transport certification as an Ultra Low Emission Vehicle, with emission levels 75% lower than those required by 2005 standards.

Legend

• Monthly sales target (Japan) : 500 units

The new Legend features the world’s first Super Handling All-Wheel-Drive (SH-AWD) system. This system provides variable torque distribution between the front and rear wheels while also varying the lateral torque distribution to the left and right rear wheels, to deliver maximum performance from all four wheels in all driving conditions. Torque is used not only for propulsion, but for cornering as well, for a new level of vehicle maneuverability.

To maximize the performance enhancements realized by the high-output engine and SH-AWD, Honda engineers made the vehicle as light as possible. High-tensile steel is used in approximately 50% of the body frame, while aluminum, magnesium, CFRP (carbon fiber reinforced plastic) and other lightweight materials are used in the body, chassis and other parts to achieve a significant weight reduction compared to a design based on conventional materials.

*	Factory option. Production of vehicles equipped with the Intelligent Night Vision System (with pedestrian detection function) is scheduled to begin December 2004.

●	Manufacturer’s suggested retail price

Type	Engine	Transmission	Drive	Price (tax included)	Price (before tax)
Legend	V6 3.5l VTEC	5-speed automatic (Sequential SportShift)	4WD (SH-AWD)	¥5,250,000	¥5,000,000

*	Price does not include insurance fees, taxes (other than consumption tax), registration or other fees.

m	Body Colors (6 colors, including 3 new colors)

Celestial Silver Metallic, Lakeshore Silver Metallic, Opulent Blue Pearl (all new colors); Premium White Pearl, Nighthawk Black Pearl, Royal Ruby Red Pearl

m	Factory Options (prices in parentheses exclude consumption tax)

• Advanced Package	+	¥262,500 (¥250,000)

•	IHCC (Intelligent Highway Cruise Control)

•	CMS (Collision Mitigation brake System) + E-pretensioners (driver and front passenger seats)

• Advanced HI Package*[1]	+	¥577,500 (¥550,000)

•	HiDS (Honda Intelligent Driver Support System:

IHCC (Intelligent Highway Cruise Control) + LKAS (Lane Keeping Assist System))

•	CMS (Collision Mitigation brake System) + E-pretensioners (driver and front passenger seats)

• Exclusive Package	+	¥210,000 (¥200,000)

•	Electric power trunk lid (with easy closer / anti-pinch mechanism and remote control opening and closing)

•	Electric power rear sunshade

•	Rear door window sunshade

•	Natural wood paneling (instrument panel) made by TENDO CO., LTD.

• Intelligent Night Vision System (with pedestrian detection function)*[2]	+	¥577,500 (¥550,000)

• Power glass sunroof with tilt-up function	+	¥105,000 (¥100,000)

(one-touch operation, with anti-pinch function)

• Leather interior	+	¥189,000 (¥180,000)

(genuine leather seats; heater-equipped driver and front passenger seats)

*[1] Production of Advanced HI Package vehicles is scheduled to begin March 2005.
*[2] Production of vehicles equipped with the Intelligent Night Vision System (with pedestrian detection function) is scheduled to begin December 2004.

Note: Certain combinations of factory options are not available.

●	Key Features

< Powertrain >

m	V6 3.5-liter VTEC engine

•	The engine delivers outstanding performance. Maximum output is 221kW (300PS) at 6,200rpm; maximum torque is 353N-m (36.0kg-m) at 5,000rpm. And yet it is more compact than the previous engine: 36mm narrower and 61mm shorter. Magnesium cylinder head covers and a two-piece aluminum die-cast intake manifold help make the engine lighter as well.

•	The Japanese Ministry of Land, Infrastructure and Transport has certified the new Legend as an Ultra Low Emissions Vehicle. Its emission levels are 75% lower than those required by 2005 standards.

•	The fully dual exhaust system splits into two pipes immediately after the under-floor catalytic converter. Independent exhaust pre-chambers have also been added to achieve significant flow enhancement while contributing to quieter operation. The variable-flow mufflers combine quiet operation at low rpm’s with powerful output at high rpm’s.

•	DBW (Drive By Wire) electronic throttle control optimizes throttle characteristics in accordance with vehicle speed, providing the driver greater control. An organ pedal integrated with the DBW provides a linear pedal feel by positioning the pedal fulcrum close to the heel of the foot.

m	Electronically controlled 5-speed Sequential SportShift automatic transmission

•	A more compact 5-speed automatic transmission takes full advantage of the engine’s superior performance. Gear ratios have been set to deliver responsive off-the-line and acceleration performance, as well as economical cruising. Shift control is smooth and faithful to the driver’s intent, with minimal gear change shock.

•	Honda’s Prosmatic transmission control technology, which provides intelligent shift control in response to driving conditions, has further evolved, with a new shift hold control that reduces unnecessary gear changes.

•	Complementing the Sequential SportShift automatic transmission, the gun-grip shift knob provides easier gear changes and a sporty image. The new Legend is also equipped with paddle shifters that allow the driver to enjoy a more sporty, manual transmission feel, changing gears without taking hands off the steering wheel.

< Drive System >

m	SH-AWD Super Handling All-Wheel-Drive system

•	A world’s first, the SH-AWD system combines front-rear torque distribution control with independently regulated torque distribution to the left and right rear wheels to freely distribute the optimum amount of torque to all four wheels in accordance with driving conditions. Front-rear torque distribution varies between ratios of 30:70 and 70:30, and lateral torque distribution in the rear wheels varies between ratios of 100:0 and 0:100. Torque is used not only for propulsion, but for cornering as well, resulting in a significant enhancement in vehicle maneuverability.

•	The system’s torque control logic operates primarily on active feed-forward control based on driver input. This is combined with feedback control based on vehicle behavior to achieve highly precise control that respects the driver’s intent.

m	CFRP (carbon fiber reinforced plastic) propeller shaft

•	The propeller shaft transmitting torque to the rear wheels is made of CFRP (carbon fiber reinforced plastic) for reduced weight.

< Chassis and Body >

•	The newly developed chassis combines outstanding levels of driving performance with a luxurious ride.

•	The front double-wishbone suspension provides outstanding straight-line stability and ride comfort.

•	The rear multi-link suspension, composed of an upper arm, two lower arms, and a control arm, combines stability with superior comfort.

•	Large-diameter front ventilated disc brakes are combined with large-diameter rear ventilated drum-in-disc brakes. To save weight, both the front and rear calipers are made of aluminum, with high-rigidity, opposing 4-pod calipers used in the front.

•	The body has been made approximately 33% more rigid overall compared to the previous model, with approximately 34% higher bending rigidity and 30% higher torsional rigidity. Front-rear rigidity balance has also been enhanced and welds strengthened throughout to achieve higher rigidity.

•	Front-rear lift balance has been optimized, with lightweight aerodynamic parts employed on the vehicle’s underside. A flush surface design has been applied throughout, including elimination of level differences around the side windows and repositioning and reshaping of the wiper blades, to achieve a Cd value of 0.29*.

*	According to Honda in-house measurement

< Weight Reduction Technologies >

•	Since strong, lightweight, high-tensile steel is used in some 50% of the body frame’s main structural components, the body is approximately 19kg lighter than if conventional materials were used.

•	The sub-frame employs a hybrid construction. Members formed from aluminum pipe using an innovative blow molding process are welded to cast members to achieve significant gains in both lightness and rigidity. This saves approximately 19kg in weight compared to the use of cast members.

•	The lower arms in the front and rear suspensions and the front and rear bumper beams are made of aluminum with a new manufacturing process which helps save weight and increase rigidity.

•	The hood, front fenders, and trunk lid are made of aluminum using high-speed blow molding that enables one-piece molding of complex shapes, with approximately ten times the stretching capacity of conventional presses.

•	Higher engine output and various weight reduction measures combine to significantly improve the new Legend’s power-to-weight ratio, for outstanding acceleration performance. As compared to the previous model’s 7.86 kg/PS, the new Legend achieves an impressive 5.87kg/PS.

< Quietness >

•	Fluid-filled mounts are used for the engine and transmission mounts, and the front and rear engine mounts are electronically controlled. Further, the front sub-frame is supported by a floating bracket with the engine mounts attached to it using a double anti-vibration mechanism to more effectively absorb engine vibration.

•	Noise reduction technologies such as Active Noise Control, which sends an opposite phase signal through the car’s audio system to cancel out engine hum to ensure a quiet ride. The target frequency is identified based on engine speed, and microphones mounted in the front and rear roof monitor conditions. Sound is emitted from the car’s audio system as required to cancel out noise and reduce engine hum.

•	Lightweight, high-performance sound-absorbing materials are employed in the carpet, dashboard insulator, roof lining, and trunk compartment lining. Lightweight sound absorbing materials are used wherever possible, resulting in quieter operation with only one-third the weight of conventional materials.

< Styling >

m	Exterior design built on the concept of concentrated excitement

•	The sleek exterior design was created to give expression to the power within. Naturally flowing surfaces offset by powerful, sharp lines deliver outstanding aerodynamic performance while presenting an attractive, windswept form.

•	The front view’s low, wide stance and intrepid look express an overwhelming sense of speed.

•	The dynamic side view presents a wedge-shaped design from the low-slung front nose, through the forward-positioned cabin, to the short-cut rear deck, brought powerfully together by character lines that sweep from below the side windows all the way back to the tail lights. The side windows are designed with the guides attached to the glass, eliminating level differences between the glass and the pillar garnish to create a flush surface.

•	The body’s wide stance combined with wide tires and twin mufflers provides a sporty flare, while the deep curve of the trunk lid and LED rear combination lights add a touch of elegance.

m	Interior design based on the concept of ‘sensuous functionality’

•	The interior is designed to appeal to the senses by imparting a feel of luxury and driving pleasure throughout.

•	The natural wood of the instrument panel curves around to the left and right doors, combining with the center panel to form an ‘M’ shape that suggests breadth and fluid power, while ensuring ample leg room on both sides.

•	The instrument panel features three-dimensional, self-illuminating gauges, backed by blue-gradation dials that are illuminated by indirect-illumination LED.

•	The multi-functional display beneath the speedometer provides the driver with a range of information, including fuel consumption, average vehicle speed, and other driving details, including the operating status of the SH-AWD system.

•	Blue illumination from a series of small lamps imparts an elegant touch to the interior.

m	Ultra-high-gloss exterior finish for deep contrast and a spectacular shine

•	Conventional single clear-coat finishes involve a prep coat applied using electrodeposition, followed by a first intermediate coat, a second intermediate coat, a base coat, and a clear coat. The new Legend goes beyond this standard and has an ultra-high-gloss exterior finish. Specialists painstakingly water-polish the surface after the intermediate coats are applied to make it smooth, then apply two coats of clear finish. Increasing the thickness of the clear coats creates a deep contrast that shows off all six body colors beautifully.

m	Genuine wood paneling made by TENDO CO., LTD. imparts the high-quality feel unique to natural wood (Exclusive Package)

•	The genuine wood paneling in the instrument panel is made from curly maple with its distinctive furrowed pattern. Changing its expression with each viewing angle, the paneling offers beauty that only natural wood can provide.

< Packaging and Interior >

•	Each mechanism has been made lighter and more compact and precisely laid out with consideration for balance and weight distribution. The ultra-high-density packaging maximizes dynamic performance while securing ample interior space.

•	The engine is more compact and transversely mounted, allowing the overall vehicle length to be shortened by 65mm and the wheelbase by 110mm, while interior length is increased by 30mm. Overall width is increased by 25mm, while the interior is 40mm wider. Cabin height is also increased by 20mm, despite the adoption of SH-AWD. These new dimensions create a short, wide stance ideal for nimble driving, while also providing a more spacious cabin.

•	The seats, which offer greatly improved vibration absorption, are shaped to invite occupants to sink back naturally; they wrap around the back to hold the person securely. A thick layer of urethane beneath the seat covers adds softness, combining seating comfort with a firm hold. Both the driver and front passenger seats are equipped with 10-way power adjustment, while magnesium seat frames contribute to weight reduction.

•	The 10-way adjustable seats with Schukra electric power lumbar support and power telescopic tilt steering wheel mechanism ensure the optimum driving position for each driver’s physique and help reduce driver fatigue.

•	Seat, steering wheel, and side mirror positions can be stored in the memory in each of two Honda Smart Card keys.

•	To enhance the driver’s rearward visibility, a switch located in the ceiling over the driver’s head can be operated from the driver’s seat to fold down the three rear power headrests when there are no passengers in the back seats.

•	The power trunk lid*1 features automatic opening and closing. Anyone carrying the Smart Card key can auto-open the trunk lid using a switch on its exterior, or auto-close it using an interior switch. The trunk lid can also be operated using the driver’s seat switch or the Smart Card.

•	The intelligent dual fully automatic air conditioner provides independent left, right, upper and lower temperature control for both the driver and front passenger seats. Also, a GPS-regulated sunlight angle control function determines the direction and intensity of the sun’s rays and automatically adjusts left-right temperature and air flow.

•	The trunk compartment has a 452-liter*2 capacity. Features including a trunk lid lining and smaller trunk hinges that prevent damage to luggage and enhance the trunk’s appearance and convenience.

*[1]	Available with the Exclusive Package
*[2]	Honda in-house measurements according to VDA formula

< Advanced Functions >

m	HiDS*1 (Honda Intelligent Driver Support System) provides driver support during highway driving

•	LKAS (Lane Keeping Assist System) recognizes the vehicle lane using the images from a C-MOS camera mounted inside the upper front windshield, and applies the appropriate input to the EPS (Electric Power Steering)*2 to help keep the car in its lane.

IHCC (Intelligent Highway Cruise Control)*3 uses information from a millimeter-wave radar mounted inside the front grill to measure the distance to the vehicle ahead, while vehicle speed and yaw rate sensors detect the vehicle’s driving parameters. In addition to maintaining a set speed, this cruise control system is also able to automatically regulate vehicle speed and distance relative to a vehicle ahead traveling in the same lane.

In combination, these two systems reduce the burden of freeway driving, enhancing driver comfort and safety.

*[1]	HiDS is available with the Advanced HI Package
*[2]	HiDS-equipped vehicle (non HiDS-equipped vehicles come with electronically controlled, vehicle-speed-sensitive hydraulic power steering)
*[3]	IHCC is available with the Advanced Package

m	Honda HDD Inter Navi System + Progressive Commander

•	The 8-inch-wide display is positioned for easy visibility to minimize the need for the driver to shift his or her line of sight. The many functions made possible thanks to the ample information storage and retrieval capabilities of the system’s high-capacity (20GB) HDD can be accessed via the Progressive Commander, located within easy reach of the driver’s seat.

< Amenities >

•	The Legend’s custom audio system was developed in a collaboration with BOSE that began at the chassis design stage. The system consists of a 260W amplifier combined with ten speakers precisely positioned based on a thorough analysis of the vehicle’s spatial characteristics. It utilizes 5.1-channel surround sound to create a three-dimensional sound environment with a concert hall-like ambiance, delivering high-fidelity sound to all seating positions.

•	The Honda Smart Card Key, which enables the owner to more conveniently lock and unlock the doors and operate the ignition, has further evolved. In addition to its existing functions, it now comes equipped with a personalization setting that stores individualized settings for the vehicle’s electronically controlled equipment. Further, an emergency ignition function has been added: even if the Smart Card Key’s battery is dead, the driver can start the car by placing the Smart Card Key in a dedicated slot.

•	A power rear sun shade* increases comfort for backseat occupants by blocking out intense sunlight. The rear sun shade can be raised or lowered using a switch located in the ceiling over the driver’s head, and lowers automatically when the shift lever is put in reverse.

•	The left and right rear doors are also equipped with manually operated sun shades* that can be drawn from below the windows and hooked in place above the tops of the windows.

*	Available with the Exclusive Package

< Pedestrian Detection Assist System >

m	World’s first Intelligent Night Vision System* detects pedestrians and provides driver cautions

•	The Intelligent Night Vision System uses images obtained from two far infrared cameras positioned in the lower section of the front bumper to detect the position and movement of infrared heat-emitting objects and determine whether they are in or approaching the vehicle’s path. Based on size and shape, the system also determines if the detected object is a pedestrian. In addition to the conventional night vision function of giving the driver an enhanced view of the road ahead by displaying pedestrians on the heads-up display, the system is the world’s first to provide visual and audio cautions that inform the driver of the presence of pedestrians that are on the road or about to cross the vehicle’s path.

*	Factory option

< Safety Performance >

•	CMS (Collision Mitigation brake System) + E-pretensioners* work together to predict rear-end collisions and reduce impact on occupants and vehicle damage. The system uses visual and audio warnings to prompt the driver to take preventative action. It can also initiate braking to reduce vehicle speed. The E-pretensioners retract the seatbelts in anticipation of a collision to hold the driver more securely in place.

•	AFS (Adaptive Front Lighting System) features headlights that swivel based on steering wheel input for increased illumination.

•	An electronically controlled braking assist system with learning capability provides more powerful emergency braking.

•	VSA (Vehicle Stability Assist) provides sideslip control to correct oversteer and understeer, complementing ABS and TCS.

•	The vehicle’s ACE (Advanced Compatibility Engineering) body structure helps provide even better protection for vehicle occupants while reducing aggressivity toward other vehicles in a frontal collision. The upper frame and lower members absorb and disperse the energy of a frontal collision through the front pillars and floor. The lower members prevent misalignment with the other vehicle’s safety structures, receiving the force along with the upper frame across a larger surface, significantly reducing the amount of energy transmitted to the cabin area. In addition, the new Legend employs a hexagonal front side frame in place of the conventional square one to create a larger cross-sectional area and more effectively absorb impact. The front sub-frame on which the engine is mounted also slides back on impact to secure a ‘crush stroke’ zone for increased protection of vehicle occupants.

•	The pedestrian injury reduction body features a hood, hood hinges, wiper pivots, front fenders, and bumpers designed to absorb impact to a pedestrian’s head and lower limbs in the event of an accident, reducing injury severity.

•	The front seats are designed to reduce the shock to occupants’ necks in the event of a rear collision. In addition to a seat back that draws the occupant’s body in upon impact, the position and angle of the headrest has been optimized to reduce load on the neck.

*	Available with the Advanced Package and the Advanced HI Package

< Environmental Performance >

•	High-precision air-fuel ratio control for high combustion efficiency, along with the adoption of an integrated cylinder head and exhaust manifold, a catalytic converter that attaches directly below the cylinder head, and other innovations combine to reduce exhaust gas contaminants such as NMHC (non-methane hydrocarbons), NOx (nitrogen oxides), and CO (carbon monoxide). The new Legend has been certified by the Japanese Ministry of Land, Infrastructure and Transport as an Ultra Low Emissions Vehicle, with emission levels 75% lower than those required by 2005 standards.

•	VTEC and other high-efficiency combustion control technologies ensure high engine output and an outstanding fuel economy of 8.6km/l*[1], even with the implementation of SH-AWD.

•	Polyvinyl chloride (PVC) has been eliminated from interior and exterior plastic components wherever possible in favor of environment-friendly, highly recyclable materials. Use of PVC has been reduced to one-fifth that of the previous model. Over 90%*[2] of the vehicle is recyclable.

•	Use of lead has been reduced to less than 10% of 1996 levels.

•	Hexavalent chromium plating has been eliminated from the coating of bolts and nuts used in aluminum parts, screws used to fasten interior plastic parts, brake and fuel pipes, aluminum wheels, and other components.

•	Consumption of energy in the surface molding of instrument panels and other components has been reduced through the elimination of high-temperature, rapid-cooling processes using metal dies.

*[1]	Fuel consumption when driven in 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport calculation). Advanced HI Package-equipped vehicles: 8.5km/l. Vehicles equipped with factory options other than those with the Advanced HI Package: 8.2km/l. (Vehicles with leather interior option only, vehicles with the Advanced Package only, and vehicles with both the leather interior and Advanced Package: 8.6km/l.)
*[2]	According to independent Honda measurement standards

Publicity materials for the Legend are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #A04-040

Overview of Honda Exhibits at the 2004 11th World Congress on ITS in Nagoya, Japan

October 12, 2004—Honda Motor Co., Ltd. will participate in the 2004 11th World Congress on ITS, to be held October 19-24, 2004 at the Nagoya International Exhibition Hall (Nagoya City, Aichi Prefecture, Japan), sponsored by The Japan Organizing Committee of the 11th World Congress on ITS. Honda will display its latest operator support and information technologies for motorcycles, automobiles, and power products, along with a presentation on intelligent and information technologies featuring the ASIMO humanoid robot and an explanatory video.

*	ITS: Intelligent Transportation Systems

Displays will include concept models of scooters and MonPal electric wheelchairs fitted with a variety of intelligent technologies; hands-on accident prediction and prevention technology simulations using scooters, automobiles, and MonPal electric wheelchairs exchanging communications in a mixed-traffic setting; and a presentation by ASIMO on intelligence and information technologies for automobiles, all presented in an easy-to-understand format accessible even to the general public.

Display layout	Automobile simulator

ASV IT Scooter	IT MonPal

< Prinicipal Displays >

•	Inter-vehicle communication simulator

With this hands-on inter-vehicle communication simulator, motorcycles, automobiles, and MonPal electric wheelchairs exchange communications in a virtual cityscape, notifying each other of their presence to help prevent accidents. With the driving simulator, visitors are given a chance to try out the world’s first Collision Mitigation brake System (CMS) + E-pretensioners, which determines the likelihood of a collision based on driving conditions, distance to the vehicle ahead, and relative vehicle speeds, and issues warnings to prompt the driver to take preventative action. The system can also initiate braking to reduce the vehicle’s speed. CMS + E-pretensioners were first installed in the Inspire released in June, 2003.

-One riding simulator

-Three driving simulators (featuring CMS + E-pretensioners)

-One MonPal electric wheelchair simulator

•	ASV IT Scooter (concept model)

This concept scooter is equipped with an inter-vehicle communication feature that allows it to exchange information with other vehicles to determine their proximity, warning the driver if a collision is imminent. To facilitate communication with vehicles in all directions, the design features a communications antenna that is affixed to the bike in a position near the rider’s upper body. To make the scooter more visible to other drivers, it is also equipped with a high-luminance white LED. The communication helmet with built-in speakers and microphone allows inter-vehicle communications to be relayed to the driver, while also facilitating conversation between rider and passenger. In addition, a multi-functional display visually conveys information from other vehicles.

•	IT MonPal electric wheelchair (concept model)

The MonPal electric wheelchair is equipped with an inter-vehicle communication function that allows it to exchange information with other vehicles to determine their proximity, warning the operator if a collision is imminent. To make the MonPal more visible to other vehicle operators, it is equipped with hazard lights that flash if another vehicle comes too close. It also features a rear-view monitor to help the operator watch for other vehicles.

•	InterNavi Premium Club

In September 2003, Honda introduced the world’s first ‘floating car data’ service, “Premium members’ VICS” service. The service transmits data to the operations center when the member travels a road for which VICS* information is not available. This data is used to provide the drivers with more precise information on traffic congestion. Also demonstrated will be other InterNavi Premium Club features such as InterNavi Weather, which provides the driver with real-time weather conditions for the road ahead.

*	VICS is a registered trademark of the Vehicle Information and Communication System Center.

•	New Legend

The all-new Legend will be on display, featuring such advanced intelligent technologies as the Intelligent Night Vision System; CMS + E-pretensioners; and HiDS.

•	Technology Displays

- Adaptive Front Lighting System: This system changes the direction of the headlights in coordination with steering wheel input to illuminate more of the road surface ahead.

- Intelligent Night Vision System: This system—a world’s first—uses two far-infrared cameras to detect pedestrians in or approaching the vehicle’s path and provides the driver visual and audio cautions.

- CMS (Collision Mitigation brake System) + E-pretensioners

- HiDS (Honda Intelligent Driver Support System): This driver support system helps reduce the burden on the driver during freeway driving.

Publicity materials for this event are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C04-068

Honda Begins Sales of the CR-V, Honda’s Second Model in South Korea

Seoul, October 12, 2004 — Honda Korea Co., Ltd., Honda’s subsidiary in South Korea, today began the import and sale of its second model, the CR-V sport utility vehicle.

Since it was first introduced in 1995, CR-V has become one of Honda’s key global models — along with Accord and Civic — with global sales of over 1.8 million units. Based on the North American version of CR-V, the model has been modified in a number of ways, including the making of leather seats a standard feature, to meet the needs and preferences of customers in South Korea. The sales price for the 2.4 liter i-VTEC 4-wheel-drive model will be 33.9 million won, and 29.9 million won for the 2.4 liter i-VTEC 2-wheel-drive model. The CR-V will be manufactured at Honda’s Saitama Factory in Japan.

The South Korean automobile market has become one of the largest markets in Asia with annual sales of 1.32 million units in 2003. The market for imported automobiles grew to approximately 20,000 units in 2003 due to policy changes including a tariff reduction and the end of an embargo on Japanese auto imports in 1999.

In 2003, Honda expanded the function of its existing motorcycle sales subsidiary, Honda Motorcycle Korea Co., to include automobile sales, and renamed the company Honda Korea Co., Ltd. In addition, the amount of capital was increased from the previous 3 billion won to the current level of 12 billion won. Having completed the necessary preparations, Honda Korea entered the automobile market this year with the introduction of the Accord in May. Sales of Accord have been strong, totaling approximately 750 units by the end of September, nearly meeting the 2004 sales target of 800 units. Honda Korea is in the process of developing its own dealer network to handle automobile sales, service and parts sales. In addition to the two dealers already opened in Seoul, Honda Korea plans to establish two more dealers before the end of this year – in Seoul and Pusan.

CR-V Details

Type and Price

•	2.4 Liter i-VTEC 2WD 29.9 million won

•	2.4 Liter i-VTEC 4WD 33.9 million won

Main Features

•	SRS airbag system for driver and front-seat passenger

•	Side airbag system for driver and front-seat passenger (available only on 4WD model)

•	Side curtain airbag system (available only on 4WD model)

•	VSA (ABS + TCS + side slip control)

•	Leather seats

•	Front seat heater (available only on 4WD model)

•	In-dash 6-CD changer with AM/FM tuner

•	Aluminum wheels

•	Fog lights

•	Immobilizer

•	Keyless entry

•	Sun roof (available only on 4WD model)

•	Body-colored hard-type spare tire cover (available only on 4WD model)

About Honda Korea Co., Ltd.

Established:	October 2001
Capital:	12 billion won
Capitalization Ratio:	98.75% Honda Motor Co., Ltd.
Representative:	President, Woo Young Chung
Location:	Seoul Metropolitan City
Employment:	48 associates
Business activities:	Import, sales and after-sales service of motorcycles and automobiles

October12, 2004

ref. #C04-070

N E W S   R E L E A S E

General Electric Co. and Honda Motor Co. Establish Joint Company

To Bring New Jet Engine to Light Business Jet Market

Las Vegas – October12, 2004 – General Electric Co. (GE), and Honda Motor Co., Ltd. (Honda)have formally established a new joint venture company, GE Honda Aero Engines LLC, which is pursuing the launch of Honda’s HF118 turbofan engine in the light business jet market.

The definitive agreement creating the joint company was signed today by David Calhoun, president and CEO of GE Transportation; and Takeo Fukui, president and CEO of Honda Motor Co.; at the National Business Aviation Association (NBAA) conference in Las Vegas, Nevada. The two companies had announced a strategic alliance last February.

The 50/50 joint company is owned by GE Transportation, the world’s largest manufacturer of jet engines, and Honda Aero, Inc, a wholly-owned Honda subsidiary established to manage Honda’s aviation engine business.

The new company will begin operating near year’s end in Cincinnati, Ohio, where GE Transportation’s aircraft engine business is headquartered. The company will work closely with GE and Honda Aero, Inc. in Reston, Virginia.

GE Honda Aero Engines is fully engaged in discussions with airframe manufacturers as potential launch customers, development of the technology roadmap for engine certification, and establishment of a manufacturing infrastructure. The company’s first product, the HF118 engine, will enter service in the 1,600-pound thrust class. GE Honda Aero Engines will be responsible for commercial turbofan engines ranging in thrust from 1,000 to 3,500 pounds.

“Honda has spent several years carefully developing the HF118 engine,” said Calhoun. “Meanwhile, GE in recent years has been engaged in jet engine development activities unprecedented in our history, including the creation of a family of new engines for regional jets. This allows GE to bring innovative design and materials technologies to GE Honda Aero Engines.”

“We are now one step closer to our dream of entering the aviation business,” said Fukui. “The relationship between GE and Honda has progressed quickly and smoothly because of strong mutual trust and the fact that we are both very confident that this new company will be very successful. This connection has made it a unique and natural fit to merge our mutual strengths.”

The emergence of small, less expensive business jets (seating four to eight passengers), combined with a growing demand for more flexible business and personal travel, create considerable opportunity for a highly reliable and durable jet engine to power them.

Honda and GE envision a future market of approximately 200 or more of these business jets annually. Small business jet applications include owner operators and fractional owners, as well as potential “air taxi” operations. The “air taxi” business involves micro jets flying passengers on short stops using the vast number of small airports not serviced by major airlines.

For further information, contact:

Jeffrey Smith, American Honda Motor Co., Inc. (U.S.): 310-781-5062

Rick Kennedy, General Electric Co.: (513) 243-3372

Shigeki Endo, Honda Motor Co., Ltd. (Japan): +81 3-5412-1512

Gary Leonard of GE Transportation - Aircraft Engines, and Atsukuni Waragai of Honda Aero, Inc, will jointly lead the new company. The president will be a GE executive through the engine’s 1st year in service. Then, a Honda leader assumes the president role for a three-year period, with the executive vice president from GE.

The HF118 has run more than 2,400 hours in ground tests and more than 450 hours in flight tests to demonstrate its reliability, long maintenance interval, and superb fuel economy.

Honda (NYSE: HMC) is one of today’s leading manufacturers of automobiles and power products and the largest manufacturer of motorcycles in the world. Honda has always sought to provide genuine satisfaction to people worldwide. The result is more than 120 manufacturing facilities in 30 countries worldwide, producing a wide range of products, including motorcycles, ATVs, generators, marine engines, lawn and garden equipment and automobiles that bring the company into contact with over 17 million customers annually.

General Electric Co. (NYSE: GE) is a diversified technology and services company dedicated to creating products that make life better, from aircraft engines and power generation to financial services, medical imaging, television programming and plastics. GE operates in more than 100 countries and employs more than 315,000 people worldwide. A division of General Electric, GE Transportation – Aircraft Engines, is the world’s leading manufacturer of jet engines.

About GE Honda Aero Engines, LLC

CEO	:	Gary Leonard, GM of GE Transportation - Aircraft Engines
EVP	:	Atsukuni Waragai, VP of Honda Aero, Inc
Location	:	Cincinnati, Ohio
Capital	:	50-50% by GE Transportation and Honda Aero, Inc.
Responsibilities	:	Certification, marketing activities with airframe manufacturers, product support, and mass-production of the HF118 engines and its derivatives in the 1,000 to 3,500-pound thrust class of compact turbofan engines.

Honda worldwide website: http://world.honda.com, media website: http://www.honda.co.jp/PR

GE website: http://www.ge.com and its aircraft engines business at http://www.geae.com.

For further information, contact:

Jeffrey Smith, American Honda Motor Co., Inc. (U.S.): 310-781-5062

Rick Kennedy, General Electric Co.: (513) 243-3372

Shigeki Endo, Honda Motor Co., Ltd. (Japan): +81 3-5412-1512

ref. #C04-069

Honda Aero, Inc., Honda’s aviation subsidiary has started operation in Virginia, USA.

Las Vegas, October 12, 2004 – Takeo Fukui, the president and CEO of Honda Motor Co., Ltd., today announced at the National Business Aviation Association (NBAA) 2004 conference held in Las Vegas, Nevada that its new aviation subsidiary, Honda Aero, Inc., started its operation as of October 1, in Reston, VA, in the vicinity of Washington DC.

Honda Aero, Inc., a wholly owned subsidiary of Honda Motor Co., Ltd., will be responsible for Honda’s aviation engine business, including such functions as procurement, and preparations for production. The company holds a 50 percent share of GE Honda Aero Engines LLC, the new joint venture with General Electric Co. (GE), which will commercialize the HF118 turbofan jet engine. Honda and GE has signed the Joint Venture Agreement for GE Honda Aero Engines today.

Honda’s research efforts for small jet engines and jet aircraft began in 1986. Development of the Honda HF118 engine, which fits in the smallest category of the business jet engine class, began in 1999. Full-scale flight tests of the HF118 engine have been conducted aboard Honda’s prototype HondaJet aircraft, since December 2003.

The HF118 engine is designed for light business jets, a category with an estimated annual market of 150 to 200 units, and where further growth is expected in the future.

Honda and GE, the world’s largest jet engine manufacturer, signed a basic agreement February 16, 2004, to jointly pursue commercialization of Honda’s HF118 jet engine. Issues such as marketing strategy, business structure and production have been under discussion.

About Honda Aero, Inc.

CEO:	Junichi Araki

Establishment:	October 1, 2004

Location:	Reston VA, in the vicinity of Washington, D.C.

Capitalization:	Honda Motor Co., Ltd. 100% $4 million as of October 1.

Employment:	Approximately 10 associates

Business Areas:	Procurement, and production preparations for aviation engine business ref. #A04-044

Honda Outlines its Exhibition for the 2004 Tokyo Motor Show

October 14, 2004—Honda Motor Co., Ltd. today announced the outline of its exhibition planned for the 38th Tokyo Motor Show.

Honda will exhibit both commercial and barrier-free vehicles at the Tokyo Motor Show 2004—Commercial & Barrier-free Vehicles, sponsored by the Japan Automobile Manufacturers Association from Tuesday, November 2 to Sunday, November 7, 2004, at Makuhari Messe in Chiba Prefecture, Japan.

Honda’s theme for this Motor Show is “Lively Motoring for Each and Every One of Us”. A company which seeks to make mobility accessible to as many people as possible, Honda seeks to provide the pleasure of mobility in a society of people with dreams. Based upon Honda’s philosophy of “Respect for the Individual”, each person’s unique characteristics are considered. The commercial and barrier-free concept vehicles on display demonstrate Honda’s vision of some of the possibilities of mobility; the commercially available vehicles on display demonstrate the company’s determination to meet each customer’s needs and to promote mobility for all.

P.V.	HOBICK

Honda ALMAS CONCEPT	Fit Sports Concept with POWER TECHMATIC

[Description of the Exhibit]

< Concept Car Zone >

The Concept Car Zone features the P.V, a pickup van that helps you work in style; the Hobick, a new truck designed to maximize comfort and convenience, enhancing people’s enjoyment of leisure; the Honda ALMAS Concept, a premium barrier-free vehicle that provides enhanced comfort and driving ease; and the Fit Sports Concept with Power Techmatic, a barrier-free vehicle which allows anyone to experience the thrill of sporty driving. Videos will be presented at the exhibition to explain the concept underlying each vehicle and introduce key features and specifications.

< Commercially Available Vehicle Zone >

Featuring Honda’s current Acty lineup of commercial vehicles equipped to serve a variety of business needs, this part of the display showcases the barrier-free welfare vehicles and vehicles outfitted with driving-assist devices* that incorporate Honda’s unique vision and advanced technology.

*	Honda is exhibiting a version of the Fit equipped with the Honda FRANZ System.

< Driving Simulation Zone >

Here users will be able to experience commonly encountered dangerous driving situations in safety, and try out the Power Techmatic driving-assist equipment installed on two barrier-free concept vehicles.

< Internavi Zone >

Featuring a demonstration model of Honda’s HDD Internavi system, this part of the exhibit gives visitors a chance to see, handle and experience the world’s first navigation system to be equipped with technology that provides highly advanced services like lane-specific VICS* information for highway driving and the Internavi Weather service.

*	VICS is a registered trademark of the Vehicle Information and Communication System Center.

< Leading Honda Dealers Zone >

Leading trusted Honda dealers will present their activities in the areas of the environment, safety and social welfare.

■	List of vehicles on display

●	Indicates a concept vehicle

m	Indicates a commercially available vehicle

World premiere of three vehicles < « >

< Concept Car Zone >

●	P.V < « >

●	HOBICK < « >

●	Honda ALMAS Concept < « >

●	Fit Sports Concept with POWER TECHMATIC

< Commercially Available Vehicle Zone >

Commercial Vehicles

m	VAMOS Hobio Pro

m	Acty Dump Truck (High wall behind cabin)

m	Acty Motorcycle Transporter

m	Acty Cool Shuttle (corporate sales only)

Barrier-free Vehicles and Barrier-free Equipment

m	That’s: Wheelchair transport vehicle

m	Odyssey: Passenger lift-up seat vehicle (with Honda Techmatic equipment)

m	Elysion: Side lift-up seat vehicle

●	Fit: With Honda FRANZ System

m	MonPal: ML100

Publicity materials relating to the Tokyo Motor Show are available at the following URL:

http://www.honda.co.jp/PR

(This site is intended exclusively for the use of journalists)

ref. #C04-071

Honda Announces Sales of New 125cc Scooter

Co-developed by Honda’s Motorcycle R&D Facility in China

Tokyo, October 15, 2004 — Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, began sales of a new locally co-developed 125cc scooter, “e-cai”. The e-cai became the first model in which Honda’s wholly owned motorcycle R&D facility in China, Honda Motorcycle R&D China Co., Ltd. participated in the development process. Honda Motorcycle R&D China and Sundiro Honda jointly conducted market research and designed the body of e-cai reflecting the needs of local customers.

The e-cai features a sporty design and achieves excellent environmental performance, meeting the EURO2 emission standard in China, as well as high fuel efficiency. The sales price is 7,680 R.M.B., with annual sales forecast at 100,000 units.

Honda Motorcycle R&D China began its operation in April 2003, as the first R&D facility wholly owned by a Japanese motorcycle manufacturer in China. Honda has three motorcycle joint-venture companies in China – Wuyang-Honda Motors (Guangzhou) Co., Ltd., Jualing-Honda Motors Co., Ltd. and Sundiro Honda Motorcycle Co., Ltd. By establishing an organizational structure to accommodate both local R&D and production, Honda will be able to respond to changes in the market and offer products that meet the various needs of Chinese customers.

e-cai

<About e-cai>

Length x Width x Height (m) : 1.785 x 0.694 x 1.138

Engine Type: air-cooled 4-stroke single-cylinder engine

Displacement: 125cc

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

ref. #M04-031

Honda Announces Minor Modifications on CBR1000RR Super Sport

Bike and New Limited CBR1000RR Special Edition

October 20, 2004—Honda Motor Co., Ltd. announced today that it will release a new version of the popular CBR1000RR super sport bike, powered by a lightweight, compact, liquid-cooled, four-stroke, DOHC in-line four-cylinder engine. The new model, featuring minor changes, will go on sale Thursday, October 21st.

Honda will also launch a limited-release CBR1000RR Special Edition, with the same coloring as the machine run by the Repsol Honda Team in the MotoGP FIM 2004 Road Race Championship Series—the pinnacle of motorcycle road racing. The Special Edition will debut on Tuesday, November 9th.

The CBR1000RR, which incorporates many of the styling features and advanced technologies of Honda’s two-time MotoGP championship-winning RC211V racing machine, has been very well received since its debut in April this year.

The latest model includes a clear overcoat finish on the fuel tank cover for an enhanced quality feel, and hazard lights as standard equipment.

Vivid Candy Tahitian Blue has been added to the currently available Winning Red and Pearl Fadeless White color selections, for three colors in all.

Coloring on the CBR1000RR Special Edition features ‘Repsol’ lettering on both side cowls over a keynote of Pearl Siren Blue, and also includes a sponsors’ sticker kit.

CBR1000RR	CBR1000RR Special Edition

•	Annual sales target (Japan)

CBR1000RR:	1,000 units
CBR1000RR Special Edition:	700 units (limited)

•	Manufacturer’s suggested retail price (Japan)

CBR1000RR:	¥1,218,000 (¥1,160,000 before consumption tax)
CBR1000RR Special Edition:	¥1,312,500 (¥1,250,000 before consumption tax)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax), registration, or other fees.

Publicity photographs and materials for the CBR1000RR are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		CBR1000RR
Model Type		Honda BC-SC57
L x W x H	(m)	2.025 x 0.720 x 1.120
Wheelbase	(m)	1.410
Ground Clearance	(m)	0.130
Seat Height	(m)	0.820
Vehicle Weight	(kg)	210
Dry Weight	(kg)	181
Number of Riders		2
Fuel Consumption	(km/l)	23.0 (testing at 60km/h)
Turning Radius	(m)	3.2
Engine Type		SC57E, Liquid-cooled 4-stroke DOHC in-line-4
Displacement	(cm3)	998
Bore x Stroke	(mm)	75.0 x 56.5
Compression Ratio		11.9:1
Maximum Power	(kW[PS]/rpm)	69[94]/10,000
Maximum Torque	(N•m[kg•m]/rpm)	84[8.6]/6,000
Carburetor Type		PGM-DSFI electronic fuel injection
Starter		Electric self-starter
Ignition		Fully transistorized, battery powered
Lubrication		Force-fed and splash
Fuel Tank Capacity	(l)	18
Clutch		Wet, multiplate with coil springs
Transmission		Constant mesh, 6-speed return
Gear Ratios	1 2 3 4 5 6	2.538 1.941 1.578 1.380 1.250 1.160
Reduction (Primary/Final)		1.604/2.500
Caster Angle (degrees) /Trail (mm)		23°45´/102
Tire Size	Front Rear	120/70ZR17 M/C (58W) 190/50ZR17 M/C (73W)
Braking System	Front Rear	Dual hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic Unit swing arm
Frame		Diamond

ref. #C04-072

Honda’s Compact Household Cogeneration Unit

Awarded 2004 Prize for Natural Gas Industry Innovation

(Planning, Research and Development Section)

by Germany’s Association for the Efficient and Environmentally

Friendly Use of Energy (ASUE)

October 20, 2004—Honda’s small household cogeneration unit was awarded the 2004 Prize for Natural Gas Industry Innovation (Planning, Research and Development Section) by Germany’s Association for the Efficient and Environmentally Friendly Use of Energy (ASUE*1) at a ceremony held in Berlin on October 19, 2004. This is the first time the small household cogeneration unit has received an award outside of Japan.

The prize is awarded for the development of original, groundbreaking natural-gas-related technologies with outstanding development possibilities, which have made a valuable contribution to the natural gas industry. In light of the importance of energy and resource conservation and problems related to global warming, the award also recognizes technologies that have made an outstanding contribution to the reduction of CO2 and other greenhouse gases.

Honda’s small household cogeneration unit combines the GE160V—the world’s smallest*2 natural gas engine—with an efficiently laid-out small, lightweight generation system employing Honda’s unique sine-wave inverter technology to create a compact unit suitable for home use. (The dual-purpose unit realizes heat output of approximately 3kW and electrical power generation of approximately 1kW.) The unit realizes an overall energy efficiency of 85%. On this occasion, the cogeneration unit has been recognized as the world’s first practical cogeneration unit for home use.

          Honda small household cogeneration unit

In Japan, the cogeneration unit has been available through natural gas companies since March 2003. It is estimated that it will operate for around ten hours per day in an average Japanese single-family dwelling. Use of the unit is expected to result in approximately a 30% reduction in CO2 emissions compared to 1kWh of electricity and 3kWh of hot water generated using thermal power generation*3 and a hot-water heater*4.

*[1]	ASUE: Arbeitsgemeinschaft für Sparsamen und Ümweltfreundlichen Energieverbrauch e. V.
*[2]	Reciprocating gas engine
*[3]	Estimated thermal energy demand to CO2 emission conversion rate: Interim Report of the Objectives Achievement Scenario Commission, Central Environmental Investigation Committee Global Environment Division (March, 2001)
*[4]	Natural gas CO2 emission conversion rate: Natural gas company data

Other Awards Received by the Household Cogeneration Unit

Name of Award	Sponsor
2004 Grand Award for Best Technology	The Japan Gas Association
2003 JSME Kansai Regional Award, Technology Award	The Japan Society of Mechanical Engineers
14th Energy Conservation Award, Energy Conservation Center President’s Award	The Energy Conservation Center
2003 Chunichi Industrial Technology Award, Chunichi Shimbun	Chunichi Shimbun
Good Design Award 2003, New Territory Design Category	Japan Industrial Design Promotion Organization

●	Main features of the compact home-use cogeneration unit

m	Overall energy efficiency of 85%

On the basis of detailed investigations into energy usage patterns in the average home, the cogeneration unit was set for a thermal output of 3kW per hour (energy efficiency: 65%), while electrical output was set to approx. 1kW per hour (energy efficiency: 20%)—appropriate for an average household. The overall energy efficiency of 85% results in lower primary household energy consumption. Also, CO2 output is expected to be reduced by 30%.

m	GE160V—the world’s smallest reciprocating gas engine

The GE160V was specially developed for use in the home-use cogeneration unit. A three-way catalyst and oxygen feedback control are employed to reduce the quantity of NOx emissions, resulting in cleaner exhaust gas emissions than those of conventional domestic water heaters.

m	Low vibration, low noise

The generator motor doubles as the engine’s starter motor, significantly reducing noise and vibration on startup. This is combined with a multi-chamber air intake silencer and high-volume air cleaner, resulting in noise levels comparable to those of the outside unit of a domestic air conditioner.

m	Compact and lightweight

The vertical layout combining a multi-polar alternator used in Honda inverter generators and a horizontal engine cylinder orientation results in a compact size appropriate for installation in a family dwelling.

m	High-quality electrical output

The cogeneration unit is equipped with a microprocessor-controlled, multi-polar sine wave inverter to ensure high-quality electrical output on par with a commercial power source, the first time this has been achieved in a unit of this class. It can be safely used even with precision equipment sensitive to fluctuations in frequency or voltage.

m	High-efficiency heat exchanger with integrated catalyst

In order to attain high heat-exchange efficiency, ventilation in the unit was minimized and a 2-stage construction was employed to suppress heat radiation. The catalyst and the heat exchanger were integrated to maintain the catalyst at a high temperature and facilitate heat exchange. Heat is recovered from throughout the unit to achieve a thermal efficiency of around 65%.

●	Specifications

Fuel	Natural gas
Engine	4-stroke, water-cooled, single-cylinder OHV
Displacement	163cm3
Generator	Multi-polar sine wave inverter
Electrical output	1kW (100/200V AC)
Thermal output	3.25kW
Size (W x D x H)	640mm X 380mm X 940mm

Publicity information relating to the compact household cogeneration unit is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

October 20, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, October 20, 2004— Honda Motor Co., Ltd. today announced that it implemented acquisition of its outstanding company stock as follows pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From October 1, 2004 to October 15, 2004

(3) Aggregate number of shares acquired

1,255,400 shares

(4) Aggregate amount of acquisition

6,805,754,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on July 28, 2004.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

7,500,000 shares

(3) Maximum amount of acquisition

30 billion yen

(4) Period of acquisition

From August 3, 2004 to October 15, 2004

Number of Common Stock having been acquired from the date of resolution at the meeting of the Board of Directors (July 28, 2004) up to October 15, 2004.

(1) Aggregate number of shares acquired

5,592,900 shares

(2) Aggregate amount of acquisition

29,999,855,000 yen

Ref.#C04-074

Honda Sets All-Time Record for Worldwide Production for the First Half of FY2005

October 26, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of September and the first half of fiscal year 2005 – April to September 2004. Led by increased domestic production and record overseas production, Honda set a worldwide production record for the first half of a fiscal year.

Domestic production for the month of September increased 11.0% compared to the same month a year ago. Total domestic production for the first six months of FY2005 exceeded 600,000 units, a 9.0% increase from the same period a year ago.

Overseas production in September increased 9.5% led by increased production in Asia, South America and Europe – while total overseas production for the fiscal first half reached 970,231 units, a 9.3% increase from the previous year. Significantly, Honda set all-time records for the first half of a fiscal year for worldwide production (1,570,623 units) and overseas production (970,231 units), as well as all-time production records in Europe (91,465 units) and Asia (239,144 units).

Total domestic sales in September increased 9.5% compared to the same month last year. The Honda Fit was the best selling car in Japan for the second straight month on sales of 15,482 units, while the Life remained strong and was the third best selling mini-car in Japan with sales of 15,389 units. Further, sales of the Odyssey and Mobilio models also remained strong, with sales of 7,785 units and 5,483 units, respectively. Total domestic sales for the first half of FY2005 reached 350,998 units, a 6.2% increase compared to the same period a year ago.

Total exports in September increased by 27.2% due mainly to a 191.6% increase in exports to Europe. Strong sales of the Jazz (Fit in Japan) and Accord Diesel, as well as the introduction of the new FR-V (Edix in Japan) contributed to this major increase.

For the first half of FY2005, total exports increased 5.3% compared to the same period in the previous fiscal year. Strong sales of the Jazz and Accord Diesel in Europe and increased sales in other areas including the Middle East were the major contributors to the increase in exports.

PRODUCTION, SALES, EXPORTS (September 2004)

PRODUCTION

	September		Year-to-Date Total (Jan - Sep 2004)		*1st Half Fiscal Year 2005
	Units	vs.9/03	Units	vs.2003	Units	vs.2004
Domestic (CBU+CKD)	117,120	+11.0%	920,613	+7.1%	600,392	+9.0%
Overseas (CBU only)	172,315	+9.5%	1,447,572	+7.0%	970,231	+9.3%

Worldwide Total	289,435	+10.1%	2,368,185	+7.0%	1,570,623	+9.2%

* (April/01/2004~September/30/2004)

OVERSEAS PRODUCTION

	September		Year-to-Date Total (Jan - Sep 2004)		*1st Half Fiscal Year 2005
	Units	vs.9/03	Units	vs.2003	Units	vs.2004
North America	103,206	-4.6%	919,866	-4.2%	601,726	-2.5%
(USA only)	67,870	-5.6%	605,368	-6.5%	394,926	-5.2%
Europe	17,697	+7.4%	144,171	+4.8%	91,465	+6.6%
Asia	44,380	+56.1%	329,117	+46.7%	239,144	+48.8%
Others	7,032	+66.9%	54,418	+77.1%	37,896	+59.3%

Overseas Total	172,315	+9.5%	1,447,572	+7.0%	970,231	+9.3%

* (April/01/2004~September/30/2004)

SALES (JAPAN)

	September		Year-to-Date Total (Jan - Sep 2004)		*1st Half Fiscal Year 2005
Vehicle type	Units	vs.9/03	Units	vs.2003	Units	vs.2004
Passenger Cars & Light Trucks	47,242	+7.4%	369,175	-1.0%	231,180	+6.3%
(Imports)	820	-48.9%	7,177	-56.9%	4,201	-62.3%
Mini Vehicles	25,276	+13.8%	196,551	+12.3%	119,818	+6.1%

Honda Brand Total	72,518	+9.5%	565,726	+3.3%	350,998	+6.2%

* (April/01/2004~September/30/2004)

EXPORTS

	September		Year-to-Date Total (Jan - Sep 2004)		*1st Half Fiscal Year 2005
	Units	vs.9/03	Units	vs.2003	Units	vs.2004
North America	23,273	+6.8%	175,602	-6.5%	113,984	-10.7%
(USA only)	20,107	+3.3%	158,958	-4.6%	103,650	-9.2%
Europe	13,678	+191.6%	107,122	+24.4%	70,957	+34.4%
Asia	1,282	-8.4%	13,018	-13.8%	9,948	-5.1%
Others	8,810	-3.2%	71,713	+24.3%	49,974	+20.3%

Total	47,043	+27.2%	367,455	+6.0%	244,863	+5.3%

* (April/01/2004~September/30/2004)

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

October 27, 2004

Ref.# C04-075

Consolidated Financial Summary for the

Fiscal First Half Ended September 30, 2004

Worldwide unit sales of motorcycles, automobiles and power products increased; all-time record 1st Half results for net sales and other operating revenue, income before income taxes and net income.

Results for Fiscal 1st Half ended Sept. 30, 2004 (*record result for Fiscal 1st Half)

(unit: billions of JPY)

	1st Half ended Sept. 30, 2004		1st Half ended Sept. 30, 2003	Difference (% change)
Net sales and other operating revenue	4,166.7	*	4,025.4	+141.3 (+ 3.5)
Operating income	332.9		317.8	+15.0 (+ 4.7)
Income before income taxes	339.6	*	331.8	+7.7 (+ 2.3)
Net income	241.3	*	239.1	+2.2 (+ 0.9)

Basic net income per common share	JPY 257.35	*	JPY 249.34	+8.01 (+ 3.2)

(Honda’s average rates:    JPY 110 = U.S. dollar 1        JPY 133 = Euro 1)

Note:	Certain reclassifications have been made to the operating income of the prior year’s fiscal first half to conform to the presentation used for the fiscal first half ended September 30, 2004.

Honda realized an all-time record for consolidated net sales and other operating revenue for the fiscal first half. Worldwide unit sales of motorcycles, automobiles and power products all increased and set new records for the fiscal first half. Consolidated operating income increased mainly due to increased revenues and cost reduction effects which offset the negative effect from depreciation of the U.S. dollar. Honda’s consolidated income before income taxes and consolidated net income also both marked record highs for the fiscal first half.

Motorcycles: 5.283 million units (+25.2%); mainly attributable to an increase in sales of parts for overseas production bound for Asia and an increase in sales in North America.

Automobiles: 1.566 million units (+8.5%); the increase was mainly due to an increase in sales of parts for overseas production bound for China in Asia and increased sales in Europe and Japan.

Power Products: 2.472 million units (+12.6%); the increase was due primarily to sales growth in North America.

-	Consolidated net sales and other operating revenue rose to JPY 4,166.7 billion (+3.5%) due to unit sales increases in all business areas notwithstanding a negative impact from currency translation effects. (If the exchange rate from the same period during the previous fiscal year was applied, Honda estimates that an increase in revenue of approximately 8.0% would have been realized.)

-	Consolidated operating income increased to JPY 332.9 billion (+4.7%) mainly due to increased revenues and cost reduction effects, notwithstanding the negative effects from currency translation effects of JPY -72.8 billion.

-	Consolidated net income increased to JPY 241.3 billion (+0.9%) due to a rise in consolidated income before income taxes and increased equity in income of affiliates in Asian markets totaling JPY 47.1 billion (+30.9%). This gain was realized despite the fact that Honda incurred an additional tax due to a reassessment of transfer pricing related to its motorcycle operation in Brazil.

-	The interim dividend per share of common stock increased 9 yen to 28 yen. The fiscal year-end dividend is forecast to rise 5 yen to 28 yen resulting in a fiscal year rise of 14 yen per share of common stock totaling 56 yen.

-	Consolidated net sales and other operating revenue for the second quarter of the fiscal year was JPY 2,093.5 billion (+3.8%). Consolidated operating income for the period was JPY 172.9 billion (+9.2%), consolidated income before income taxes was JPY 165.5 billion (-10.0%) and consolidated net income totaled JPY 127.1 billion (-7.5%). Consolidated net sales and other operating revenue as well as consolidated operating income for the fiscal second quarter both set all-time records.

Forecasts for Fiscal Year Ending March 31, 2005

A 5th consecutive all-time record is forecast for consolidated net sales and other operating revenue based on all-time record unit sales plans for motorcycles 10.025 million units, automobiles 3.24 million units and power products 5.68 million units. Below is Honda’s forecast for consolidated operating income, consolidated income before income taxes and consolidated net income for the fiscal year ending March 31, 2005:

(unit: billions of JPY)

	Current forecast for year ending March 31, 2005	Year ended March 31, 2004	Difference (% change)	July 28, 2004 forecast
Net sales and other operating revenue	8,690.0	8,162.6	+527.4 (+6.5)	8,560.0
Operating income	620.0	600.1	+19.8 (+3.3)	580.0
Income before income taxes	600.0	641.9	-41.9 (-6.5)	550.0
Net income	447.0	464.3	-17.3 (-3.7)	417.0

(Honda’s average rates for the FY2005:	JPY 108 = U.S. dollar 1	JPY 131 = Euro 1)
(Honda’s average rates for the 2nd half of FY2005:	JPY 107 = U.S. dollar 1	JPY 130 = Euro 1)

October 27, 2004

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FIRST HALF ENDED SEPTEMBER 30, 2004

Tokyo, October 27, 2004— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the first half ended September 30, 2004.

Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2004 totaled JPY127.1 billion (USD 1,145 million), a decrease of 7.5% from the corresponding period in 2003. Basic net income per Common Share for the quarter amounted to JPY 135.70 (USD 1.22). Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all of Honda’s business categories, namely motorcycles, automobiles and power products, increased during the fiscal second quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,093.5 billion (USD 18,853 million), an increase of 3.8% over the corresponding period in 2003.

Consolidated operating income for the fiscal second quarter totaled JPY 172.9 billion (USD 1,557 million), an increase of 9.2% compared to the corresponding period in 2003. This increase in operating income was primarily due to an increase in revenue contributed by higher unit sales of automobiles, motorcycles and power products, and ongoing cost reduction effects, which offset the negative effects of the appreciation of the yen against the U.S. dollar and an increase in selling, general and administrative (SG&A) expenses.

Consolidated income before income taxes for the quarter totaled JPY 165.5 billion (USD 1,491 million), a decrease of 10.0% from the corresponding period in 2003.

With respect to Honda’s sales in the fiscal second quarter by business category, motorcycle unit sales increased by 21.8% to 2,701 thousand units. Of them, unit sales in Japan decreased 8.3% to 110 thousand units, and overseas unit sales increased 23.5% to 2,591 thousand units. Continued strong sales in Asia, such as Indonesia and India, and other regions, such as Brazil, and improved profit of ATV mainly contributed to these increase in unit sales. Revenue from sales to unaffiliated customers increased 9.7%, to JPY 256.0 billion (USD 2,306 million) due to increases in unit sales, offsetting negative currency translation effects. Operating income increased by JPY18.0 billion (939.4%) to JPY 20.0 billion (USD 180 million).

Honda’s unit sales of automobiles increased by 8.0% to 794 thousand units. In Japan, unit sales of automobiles increased 8.0% to 190 thousand units, contributed by the new models, the Elysion, the Edix and the Odyssey. Overseas unit sales increased 8.1% to 604 thousand units. Increased unit sales of parts for local production in China, and favorable sales in Europe were the major contributing factors for this increases in unit sales. Revenue from sales to unaffiliated customers increased 2.9%, to JPY 1,693.8 billion (USD 15,253 million) during the quarter, due to increased unit sales, offsetting negative currency translation effects. Operating income decreased 3.0% to JPY 120.1 billion (USD 1,082 million) due mainly to negative currency effects caused by the appreciation of the yen against the U.S. dollar, which offset positive impacts of higher profit from increased revenue, improved model mix in Japan and ongoing cost reduction effects.

Revenue from sales to unaffiliated customers in financial services increased 3.1% to JPY64.8 billion (USD 584 million).

Operating income decreased 14.5% to JPY 25.5 billion (USD 230 million).

Unit sales of power products totaled 1,085 thousand units, an increase of 10.9% compared to the corresponding period in 2003. Of them, unit sales in Japan totaled 102 thousand units, decreased by 24.4%, and overseas unit sales increased 16.6% to 983 thousand units, due primarily to increased unit sales of multipurpose engines for OEM and generators in North America and Europe. Revenue from sales to unaffiliated customers increased by 5.8% to JPY 78.8 billion (USD 710 million), due primarily to increased unit sales of power products, offsetting negative currency translation effects. Operating income increased 160.7% to JPY 7.2 billion (USD 66 million)

With respect to Honda’s sales for the second quarter by geographic segment, in Japan, revenue was JPY 1,020.8 billion (USD 9,192 million), up by 8.2% compared to the corresponding period in 2003, due primarily to increased unit sales in automobile business. Operating income in Japan was JPY 53.8 billion (USD 485 million), up by 47.1%, with higher profit from increased unit sales, improvements of model mix in automobiles business and cost reduction effects, offsetting negative impacts of appreciation of the yen against the U.S. dollar.

In North America, revenue decreased by 5.9% from the previous year to JPY 1,098.5 billion (USD 9,893 million), due to the negative impact of the appreciation of the yen against the U.S. dollar, although unit sales in motorcycles and power products increased. Operating income in North America increased by 6.4% to JPY 85.1 billion (USD 767 million) from the corresponding period of the previous year, due to an improved profit of ATV, ongoing cost reduction effects and revised prices for 2004 year models, which offset the negative impact of the appreciation of the yen.

In Europe, revenue for the quarter increased by 8.9% to JPY 240.0 billion (USD 2,162 million) compared to the corresponding period of the previous year, due primarily to increased unit sales in motorcycles, automobiles and power products. Operating income in Europe decreased by 21.9% to JPY 9.0 billion (USD 82 million), due mainly to increased SG&A expenses.

In Asia, revenue increased by 18.4% to JPY 212.5 billion (USD 1,914 million) from the previous year, due mainly to continued strong sales in motorcycle and automobile businesses. Operating income also increased by 24.4% to JPY 17.5 billion (USD 158 million) from the corresponding period of the previous year.

Revenue from other regions for the quarter increased by 29.6% to JPY 116.6 billion (USD 1,050 million) compared to the corresponding period of the previous year, due to increased unit sales in automobile business in Latin America and Oceania, and motorcycle business in Latin America. Operating income increased by 88.3% to JPY 10.5 billion (USD 95 million) from the corresponding of the previous year.

First Half-Year Results

Honda’s consolidated net income for the first six months ended September 30, 2004 totaled JPY 241.3 billion (USD 2,174 million), an increase of 0.9% from the corresponding period of the previous year. Basic income per Common Share for the fiscal first half amounted to JPY 257.35 (USD 2.32), compared to JPY 249.34 for the corresponding period a year ago.

Consolidated net sales and other operating revenue for the six month period amounted to JPY 4,166.7 billion (USD 37,521 million), an increase of 3.5% from the corresponding period last year.

Consolidated operating income for the fiscal first half totaled JPY 332.9 billion (USD 2,998 million), an increase of 4.7% compared to the corresponding period last year. This increase in operating income was primarily due to an increase in revenue contributed by higher unit sales of automobiles, motorcycles and power products, and ongoing cost reduction effects, which offset the negative effects of the appreciation of the yen against the U.S. dollar and increase of selling, general and administrative (SG&A) expenses.

Consolidated income before income taxes for the fiscal first half totaled JPY 339.6 billion (USD 3,059 million), an increase of 2.3% compared to the corresponding period of the previous year.

With respect to Honda’s sales for the fiscal first half by business category, motorcycle unit sales increased 25.2% to 5,283 thousand units. Of them, unit sales in Japan decreased 3.3% to 207 thousand units, while overseas unit sales increased 26.7% to 5,076 thousand units in all regions, mainly in Asia. Revenue from sales to unaffiliated customers increased 11.6% to JPY 530.1 billion (USD 4,774 million), due primarily to increased unit sales, offsetting negative currency translation effects. Operating income increased 383.1% to JPY 37.2 billion (USD 335 million). Higher profit from increased revenue and improved model mix were the major contributing factors for this increase in operating income.

Unit sales related to automobiles for the fiscal first half increased by 8.5% to 1,566 thousand units. In Japan, unit sales of automobiles increased 4.6% to 344 thousand units, and overseas unit sales increased 9.7% to 1,222 thousand units. Revenue from sales to unaffiliated customers increased 2.5% to JPY 3,349.0 billion (USD 30,158 million), due to increased unit sales, which offset negative currency translation effects. Operating income decreased 4.2% to JPY 235.7 billion (USD 2,123 million), due mainly to negative currency effects of appreciation of the yen against the US. dollar, which offset positive impacts of higher profit from increased revenue and cost reduction effects.

Revenue from sales to unaffiliated customers in financial services decreased 2.2 % to JPY123.4 billion (USD 1,112 million). Operating income decreased 20.7% to JPY 47.7 billion (USD 430 million)

Unit sales of power products totaled 2,472 thousand units, an increase of 12.6% compared to the corresponding period of the previous year. Of them, unit sales in Japan totaled 220 thousand units, decreased by 10.2%, and overseas unit sales increased 15.5% to 2,252 thousand units mainly in North America. Revenue from sales to unaffiliated customers increased by 4.6% to JPY 164.1 billion(USD 1,478 million), due mainly to increased unit sales of power products,offsetting negative currency translation effects. Operating income increased 210.0% to JPY 12.1 billion (USD 109 million). Higher profit from increased revenue in power product business and improved profit in other businesses were the major factors for this increase in operating income.

With respect to Honda’s sales for the fiscal first half by geographic segment, in Japan, revenue was JPY 1,978.7 billion (USD 17,819 million), up by 4.9% from the corresponding period of the previous year. Operating income in Japan was JPY 86.7 billion (USD782 million), up by 17.5% from the previous year, with higher profit from increased revenue and ongoing cost reduction effects, which offset negative impacts of appreciation of the yen against the U.S. dollar.

In North America, revenue decreased by 6.1% from the fiscal first half of the previous year to JPY 2,233.2 billion (USD 20,110 million), due mainly to negative currency translation effects and decreased unit sales in automobile business, although unit sales in motorcycles and power products businesses increased. Operating income in North America decreased by 12.2% to JPY165.8 billion (USD 1,493 million) from the corresponding period of the previous year.

In Europe, revenue for the fiscal first half increased by 9.1% to JPY 514.5 billion (USD 4,634 million) compared to the corresponding period of the previous year, due mainly to increased unit sales in motorcycle, automobiles and power products businesses. Operating income in Europe increased by 37.2% to JPY 24.0 billion (USD 217 million).

In Asia, revenue increased by 22.6% to JPY 415.6 billion (USD 3,743 million) from the previous year, due mainly to continued strong sales in motorcycle and automobile businesses. Operating income also increased by 55.0% to JPY 37.4 billion (USD 337 million) from the corresponding period of the previous year.

Revenue from other regions for the fiscal first year increased by 37.4% to JPY 219.1 billion (USD 1,973 million) compared to the corresponding period of the previous year, due to increased unit sales in motorcycle and automobile businesses. Operating income increased by 70.7% to JPY 19.2 billion (USD 174 million) from the corresponding period of the previous year.

Consolidated Statements of Cash Flows for the Fiscal First Half

Cash and cash equivalents for the period from April 1, 2004 through September 30, 2004, decreased by JPY 28.6 billion (USD 258 million) from March 31, 2004 to JPY 695.7 billion (USD 6,266 million) as of September 30, 2004.

The reason for the increase or decrease for each cash flow activity is as follows;

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 332.6 billion (USD 2,996 million), which included net income and depreciation for the six months ended September 30, 2004. Cash flows from operating activities increased by JPY 30.0 billion (USD 271 million) compared with the corresponding period of the previous year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 431.3 billion (USD 3,884 million), which was mainly due to the capital expenditures and an acquisition of finance subsidiaries-receivables. Cash flows from investing activities increased by JPY 93.5 billion (842 million) compared with the corresponding period of the previous year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 58.6 billion (USD 528 million), which arose due to proceeds from the issuance of long-term debt. Cash flows from financing activities decreased by JPY 253.4 billion (2,282 million) compared with the corresponding period of the previous year.

Supplemental information for cash flows

	FY03	FY04	FY04	FY05
	Year-end	1st half	Year-end	1st half
Shareholders’ equity ratio (%)	34.2	34.3	34.5	35.1
Shareholders’ equity market price ratio (%)	50.1	54.5	56.2	56.3
Repayment period (years)	3.4	4.1	3.7	4.3
Non-financial services businesses (years)	0.5	0.5	0.4	0.4
Finance subsidiaries (years)	19.9	31.1	17.3	42.7
Interest coverage ratio	8.7	8.3	9.8	8.0
Non-financial services businesses	45.3	46.9	64.5	50.5
Finance subsidiaries	2.6	2.2	3.2	1.9

•	Shareholders’ equity ratio: shareholders’ equity / total assets

•	Shareholders’ equity market price ratio: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets. Interest bearing debt and cash flow from operating activities for the non-financial services businesses are obtained from the consolidated balance sheets and consolidated statements of cash flows which are separated by non-financial services businesses and finance subsidiaries.

Forecasts for the Fiscal Year ending March 31, 2005

The U.S. and Asian economies are expected to grow steadily, but their pace is anticipated to slowdown. Also, the management environment is still under difficult conditions because of global political and economic uncertainty, fluctuations in oil prices and currency movements. In Japan, the economic recovery has become more moderate and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify.

Under such circumstances, in connection with its forecasts of the financial results for the fiscal year ending March 31, 2005, Honda projects the consolidated and unconsolidated results as below:

FY2005 Forecasts for consolidated results

	Billions of yen	% from FY 2004
Net sales and other operating revenue	8,690	+6.5%
Operating income	620	+3.3%
Income before income taxes	600	-6.5%
Net income	447	-3.7%

FY2005 Forecasts for unconsolidated results

	Billions of yen	% from FY2004
Net sales	3,450	+3.9%
Operating income	123	-33.4%
Ordinary profit	196	-37.0%
Net income	135	-40.4%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will be JPY 108 and JPY 131, respectively.

Dividend per Share of Common Stock for Fiscal Year 2005

Honda has decided to increase the interim cash dividend by 9 yen, to JPY 28 per share of common stock, and projects that year-end cash dividend will be JPY 28, increased by 5 yen. As a result, total cash dividends for the year ending March 31, 2005 will be JPY 56, increased by 14 yen.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(Thousands of units)
	Three months ended Sep. 30, 2004	Three months ended Sep. 30, 2003	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003
MOTORCYCLES

Japan	110	120	207	214
(motorcycles included above)	(110)	(120)	(207)	(214)
North America	152	140	278	239
(motorcycles included above)	(79)	(57)	(142)	(122)
Europe	67	57	176	158
(motorcycles included above)	(63)	(54)	(169)	(153)
Asia	2,124	1,691	4,162	3,189
(motorcycles included above)	(2,124)	(1,691)	(4,162)	(3,189)
Others	248	210	460	419
(motorcycles included above)	(246)	(207)	(454)	(414)

Total	2,701	2,218	5,283	4,219
(motorcycles included above)	(2,622)	(2,129)	(5,134)	(4,092)

AUTOMOBILES

Japan	190	176	344	329
North America	366	385	757	782
Europe	63	57	129	113
Asia	134	84	256	163
Others	41	33	80	56

Total	794	735	1,566	1,443

POWER PRODUCTS

Japan	102	135	220	245
North America	530	419	1,232	1,053
Europe	208	177	493	421
Asia	169	163	373	317
Others	76	84	154	159

Total	1,085	978	2,472	2,195

[2] Net Sales Breakdown

(A) For the three months ended September 30, 2004 and 2003

	(Millions of yen)
	Three months Ended Sep. 30, 2004		Three months Ended Sep. 30, 2003
MOTORCYCLE BUSINESS

Japan	26,732	(10.4)%	27,219	(11.7)%
North America	75,456	(29.5)%	71,240	(30.4)%
Europe	37,219	(14.5)%	35,519	(15.2)%
Asia	68,843	(26.9)%	58,976	(25.3)%
Others	47,826	(18.7)%	40,563	(17.4)%

Total	256,076	(100.0)%	233,517	(100.0)%

AUTOMOBILE BUSINESS

Japan	396,519	(23.4)%	337,063	(20.5)%
North America	906,103	(53.5)%	982,749	(59.7)%
Europe	146,991	(8.7)%	125,871	(7.6)%
Asia	172,071	(10.2)%	139,601	(8.5)%
Others	72,132	(4.2)%	60,973	(3.7)%

Total	1,693,816	(100.0)%	1,646,257	(100.0)%

FINANCIAL SERVICES

Japan	4,763	(7.3)%	4,944	(7.9)%
North America	56,839	(87.7)%	55,099	(87.6)%
Europe	2,232	(3.5)%	1,824	(2.9)%
Asia	346	(0.5)%	207	(0.3)%
Others	667	(1.0)%	821	(1.3)%

Total	64,847	(100.0)%	62,895	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	28,262	(35.9)%	29,510	(39.6)%
North America	28,966	(36.7)%	23,659	(31.8)%
Europe	12,824	(16.3)%	10,695	(14.3)%
Asia	4,582	(5.8)%	6,638	(8.9)%
Others	4,205	(5.3)%	4,032	(5.4)%

Total	78,839	(100.0)%	74,534	(100.0)%

TOTAL

Japan	456,276	(21.8)%	398,736	(19.8)%
North America	1,067,364	(51.0)%	1,132,747	(56.1)%
Europe	199,266	(9.5)%	173,909	(8.6)%
Asia	245,842	(11.7)%	205,422	(10.2)%
Others	124,830	(6.0)%	106,389	(5.3)%

Total	2,093,578	(100.0)%	2,017,203	(100.0)%

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses, trading etc.

[2] Net Sales Breakdown - continued

(B) For the six months ended September 30, 2004 and 2003

	(Millions of yen)
	Six months ended Sep. 30, 2004		Six months ended Sep. 30, 2003
MOTORCYCLE BUSINESS

Japan	52,486	(9.9)%	50,903	(10.7)%
North America	147,852	(27.9)%	130,534	(27.5)%
Europe	104,919	(19.8)%	97,799	(20.6)%
Asia	135,167	(25.5)%	119,881	(25.2)%
Others	89,738	(16.9)%	75,954	(16.0)%

Total	530,162	(100.0)%	475,071	(100.0)%

AUTOMOBILE BUSINESS

Japan	720,627	(21.5)%	631,247	(19.3)%
North America	1,859,723	(55.6)%	2,015,790	(61.7)%
Europe	292,388	(8.7)%	252,169	(7.7)%
Asia	332,693	(9.9)%	263,093	(8.1)%
Others	143,575	(4.3)%	104,959	(3.2)%

Total	3,349,006	(100.0)%	3,267,258	(100.0)%

FINANCIAL SERVICES

Japan	10,011	(8.1)%	10,303	(8.2)%
North America	107,175	(86.8)%	111,193	(88.1)%
Europe	4,345	(3.5)%	3,561	(2.8)%
Asia	680	(0.6)%	358	(0.3)%
Others	1,223	(1.0)%	821	(0.6)%

Total	123,434	(100.0)%	126,236	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	57,002	(34.7)%	57,579	(36.7)%
North America	57,629	(35.1)%	52,008	(33.2)%
Europe	30,693	(18.7)%	25,724	(16.4)%
Asia	10,866	(6.6)%	14,272	(9.1)%
Others	7,939	(4.9)%	7,283	(4.6)%

Total	164,129	(100.0)%	156,866	(100.0)%

TOTAL

Japan	840,126	(20.2)%	750,032	(18.6)%
North America	2,172,379	(52.1)%	2,309,525	(57.4)%
Europe	432,345	(10.4)%	379,253	(9.4)%
Asia	479,406	(11.5)%	397,604	(9.9)%
Others	242,475	(5.8)%	189,017	(4.7)%

Total	4,166,731	(100.0)%	4,025,431	(100.0)%

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses, trading etc.

[3] Consolidated Financial Summary

(For the three months and six months ended September 30, 2004 and 2003)

Financial Highlights

	(Millions of yen)
	Three months ended Sep. 30, 2004	% Change	Three months ended Sep. 30, 2003	Six months ended Sep. 30, 2004	% Change	Six months ended Sep. 30, 2003
Net sales and other operating revenue	2,093,578	3.8%	2,017,203	4,166,731	3.5%	4,025,431
Operating income	172,932	9.2%	158,431	332,925	4.7%	317,896
Income before income taxes	165,587	-10.0%	183,886	339,667	2.3%	331,881
Net income	127,122	-7.5%	137,359	241,384	0.9%	239,178

	(In yen)
Basic net income per
Common Share	135.70		143.33	257.35		249.34
American Depositary Share	67.85		71.66	128.67		124.67

	(Millions of U.S. Dollar)
	Three months ended Sep. 30, 2004	Six months ended Sep. 30, 2004
Net sales and other operating revenue	18,853	37,521
Operating income	1,557	2,998
Income before income taxes	1,491	3,059
Net income	1,145	2,174

	(In U.S. Dollar)
Basic net income per
Common Share	1.22	2.32
American Depositary Share	0.61	1.16

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

(A) For the three months ended September 30, 2004 and 2003

	(Millions of yen)
	Three months ended Sep. 30, 2004	Three months ended Sep. 30, 2003
Net sales and other operating revenue	2,093,578	2,017,203

Operating costs and expenses:

Cost of sales	1,444,313	1,386,765

Selling, general and administrative	360,331	355,879

Research and development	116,002	116,128

Operating income	172,932	158,431

Other income:

Interest	2,386	3,393
Other	9,754	27,568

Other expenses:

Interest	2,851	2,158
Other	16,634	3,348

Income before income taxes	165,587	183,886

Income taxes	66,769	69,780

Income before equity in income of affiliates	98,818	114,106

Equity in income of affiliates	28,304	23,253

Net income	127,122	137,359

Retained earnings:

Balance at beginning of period	3,679,876	3,245,153

Retirement of treasury stocks	(158,570)	—

Cash dividends paid	—	—

Transfer to legal reserves	—	—

Balance at end of period	3,648,428	3,382,512

	(In yen)
Basic net income per
Common Share	135.70	143.33
American Depositary Share	67.85	71.66

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the six months ended September 30, 2004 and 2003

	(Millions of yen)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003
Net sales and other operating revenue	4,166,731	4,025,431

Operating costs and expenses:

Cost of sales	2,886,223	2,765,351

Selling, general and administrative	723,386	723,312

Research and development	224,197	218,872

Operating income	332,925	317,896

Other income:

Interest	4,891	5,297
Other	35,998	19,854

Other expenses:

Interest	5,900	5,527
Other	28,247	5,639

Income before income taxes	339,667	331,881

Income taxes	145,416	128,702

Income before equity in income of affiliates	194,251	203,179

Equity in income of affiliates	47,133	35,999

Net income	241,384	239,178

Retained earnings:

Balance at beginning of period	3,589,434	3,161,664

Retirement of treasury stocks	(158,570)	—

Cash dividends paid	(21,641)	(15,386)

Transfer to legal reserves	(2,179)	(2,944)

Balance at end of period	3,648,428	3,382,512

	(In yen)
Basic net income per
Common Share	257.35	249.34
American Depositary Share	128.67	124.67

[5] Consolidated Balance Sheets (Unaudited)

	(Millions of yen)
	Sep. 30, 2004	Mar. 31, 2004	Sep. 30, 2003
	(Unaudited)	(Audited)	(Unaudited)
Assets

Current assets:

Cash and cash equivalents	695,790	724,421	624,842
Trade accounts and notes receivable	357,780	373,416	320,461
Finance subsidiaries receivables, net	1,364,474	1,264,620	1,081,896
Inventories	818,265	765,433	784,796
Deferred income taxes	195,979	222,179	200,134
Other current assets	339,846	303,185	311,660

Total current assets	3,772,134	3,653,254	3,323,789

Finance subsidiaries-receivables, net	2,688,984	2,377,338	2,416,333

Investments and advances	596,757	541,066	482,839

Property, plant and equipment, at cost:
Land	357,349	354,762	347,596
Buildings	1,008,575	968,159	932,332
Machinery and equipment	2,192,685	2,072,347	1,986,273
Construction in progress	88,161	49,208	93,159

	3,646,770	3,444,476	3,359,360
Less accumulated depreciation	2,108,734	2,008,945	1,970,848

Net property, plant and equipment	1,538,036	1,435,531	1,388,512

Other assets	321,432	321,579	380,314

Total assets	8,917,343	8,328,768	7,991,787

[5] Consolidated Balance Sheets - continued

	(Millions of yen)
	Sep. 30, 2004	Mar. 31, 2004	Sep. 30, 2003
	(Unaudited)	(Audited)	(Unaudited)
Liabilities and Stockholders’ Equity

Current liabilities:
Bank loans and commercial paper	646,323	734,271	803,532
Current portion of long-term debt	627,015	487,125	405,533
Trade payables	879,318	911,237	766,238
Accrued expenses	846,608	813,733	789,475
Income taxes payable	34,670	31,194	65,439
Other current liabilities	410,402	357,259	324,475

Total current liabilities	3,444,336	3,334,819	3,154,692

Long-term debt	1,587,620	1,394,612	1,283,072
Other liabilities	750,989	724,937	810,042

Total liabilities	5,782,945	5,454,368	5,247,806

Stockholders’ equity:

Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,719	172,719
Legal reserves	34,597	32,418	32,335
Retained earnings	3,648,428	3,589,434	3,382,512
Adjustments from foreign currency translation	(586,000)	(665,413)	(567,690)
Net unrealized gains on marketable equity securities	31,735	36,066	31,544
Minimum pension liabilities adjustments	(225,489)	(225,226)	(308,384)

Accumulated other comprehensive income (loss)	(779,754)	(854,573)	(844,530)
Treasury Stock	(27,469)	(151,665)	(85,122)

Total stockholders’ equity	3,134,398	2,874,400	2,743,981

Total liabilities and stockholders’ equity	8,917,343	8,328,768	7,991,787

[6] Consolidated Statements of Cash Flows (Unaudited)

	(Millions of yen)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003
Cash flows from operating activities:
Net income	241,384	239,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,775	103,592
Deferred income taxes	81,854	66,145
Equity in income of affiliates	(47,133)	(35,999)
Loss on fair value adjustment of derivative instrument (profit)	(31,778)	(44,410)
Decrease (increase) in:
Trade accounts and notes receivable	30,317	117,169
Inventories	(29,256)	(50,251)
Increase (decrease) in trade payables	(65,013)	(36,811)
Other, net	46,537	(56,008)

Net cash provided by operating activities	332,687	302,605

Cash flows from investing activities:
Decrease (increase) in investments and advances	6,506	21,109
Capital Expenditures	(170,146)	(128,033)
Proceeds from sales of property, plant and equipment	6,358	7,609
Decrease (increase) in finance subsidiaries-receivables	(274,085)	(425,584)

Net cash used in investing activities	(431,367)	(524,899)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(151,955)	19,679
Proceeds from long-term debt	461,080	412,544
Repayment of long-term debt	(194,298)	(76,343)
Acquisition of treasury stock	(34,564)	(28,769)
Cash dividends paid	(21,641)	(15,386)
Increase (decrease) in commercial paper classified as long-term debt	26	354

Net cash provided by financing activities	58,648	312,079

Effect of exchange rate changes on cash and cash equivalents	11,401	(12,347)

Net change in cash and cash equivalents	(28,631)	77,438
Cash and cash equivalents at beginning of period	724,421	547,404

Cash and cash equivalents at end of period	695,790	624,842

[7] Segment Information

1. Business Segment Information

(A) For the three months ended September 30, 2004

	(Millions of yen)
	Motor- cycle Business	Auto- Mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	256,076	1,693,816	64,847	78,839	2,093,578	—	2,093,578
Intersegment sales	0	0	853	2,556	3,409	(3,409)	—

Total	256,076	1,693,816	65,700	81,395	2,096,987	(3,409)	2,093,578
Cost of sales, SG&A. and R&D expenses	236,067	1,573,714	40,172	74,102	1,924,055	(3,409)	1,920,646

Operating income	20,009	120,102	25,528	7,293	172,932	0	172,932

For the three months ended September 30, 2003

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	233,517	1,646,257	62,895	74,534	2,017,203	—	2,017,203
Intersegment sales	0	0	694	2,290	2,984	(2,984)	—

Total	233,517	1,646,257	63,589	76,824	2,020,187	(2,984)	2,017,203
Cost of sales, SG&A. and R&D expenses	231,592	1,522,403	33,734	74,027	1,861,756	(2,984)	1,858,772

Operating income	1,925	123,854	29,855	2,797	158,431	0	158,431

[7] Segment Information

1. Business Segment Information

(B) For the six months ended September 30, 2004

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	530,162	3,349,006	123,434	164,129	4,166,731	—	4,166,731
Intersegment sales	0	0	1,690	5,815	7,505	(7,505)	—

Total	530,162	3,349,006	125,124	169,944	4,174,236	(7,505)	4,166,731
Cost of sales, SG&A. and R&D expenses	492,961	3,113,223	77,329	157,798	3,841,311	(7,505)	3,833,806

Operating income	37,201	235,783	47,795	12,146	332,925	0	332,925

For the six months ended September 30, 2003

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	475,071	3,267,258	126,236	156,866	4,025,431	—	4,025,431
Intersegment sales	0	0	1,311	5,707	7,018	(7,018)	—

Total	475,071	3,267,258	127,547	162,573	4,032,449	(7,018)	4,025,431
Cost of sales, SG&A. and R&D expenses	467,370	3,021,250	67,278	158,655	3,714,553	(7,018)	3,707,535

Operating income	7,701	246,008	60,269	3,918	317,896	0	317,896

Explanatory notes:

1.	Business Segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal watercrafts and relevant parts	Motor-driven cycles, mid-sized motorcycles, small-sized motorcycles, all-terrain vehicles (ATV), personal watercrafts
Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial services	Financial and insurance services	N/A
Power product & other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

2.	Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

(A) For the three months ended September 30, 2004

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	528,267	1,069,045	195,544	190,713	110,009	2,093,578	—	2,093,578
Transfers between geographical segments	492,533	29,541	44,553	21,824	6,591	595,042	(595,042)	—

Total	1,020,800	1,098,586	240,097	212,537	116,600	2,688,620	(595,042)	2,093,578
Cost of sales, SG&A. and R&D expenses	966,961	1,013,440	231,029	194,961	106,010	2,512,401	(591,755)	1,920,646

Operating income	53,839	85,146	9,068	17,576	10,590	176,219	(3,287)	172,932

For the three months ended September 30, 2003

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	459,219	1,136,862	170,207	164,402	86,513	2,017,203	—	2,017,203
Transfers between geographical segments	483,910	30,454	50,236	15,083	3,486	583,169	(583,169)	—

Total	943,129	1,167,316	220,443	179,485	89,999	2,600,372	(583,169)	2,017,203
Cost of sales, SG&A. and R&D expenses	906,524	1,087,261	208,832	165,354	84,374	2,452,345	(593,573)	1,858,772

Operating income	36,605	80,055	11,611	14,131	5,625	148,027	10,404	158,431

2.	Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

(B) For the six months ended September 30, 2004

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	981,635	2,176,453	425,020	372,987	210,636	4,166,731	—	4,166,731
Transfers between geographical segments	997,120	56,793	89,548	42,687	8,490	1,194,638	(1,194,638)	—

Total	1,978,755	2,233,246	514,568	415,674	219,126	5,361,369	(1,194,638)	4,166,731
Cost of sales, SG&A. and R&D expenses	1,891,963	2,067,446	490,520	378,264	199,835	5,028,028	(1,194,222)	3,833,806

Operating income	86,792	165,800	24,048	37,410	19,291	333,341	(416)	332,925

For the six months ended September 30, 2003

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	871,082	2,316,190	373,035	311,499	153,625	4,025,431	—	4,025,431
Transfers between geographical segments	1,015,869	62,777	98,798	27,465	5,819	1,210,728	(1,210,728)	—

Total	1,886,951	2,378,967	471,833	338,964	159,444	5,236,159	(1,210,728)	4,025,431
Cost of sales, SG&A. and R&D expenses	1,813,081	2,190,215	454,310	314,826	148,145	4,920,577	(1,213,042)	3,707,535

Operating income	73,870	188,752	17,523	24,138	11,299	315,582	2,314	317,896

Explanatory note:

Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Others	Brazil, Australia

3. Overseas Sales

(A) For the three months ended September 30, 2004

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	1,067,364	199,266	245,842	124,830	1,637,302
Consolidated Sales					2,093,578
Overseas Sales Ratio to Consolidated Sales	51.0%	9.5%	11.7%	6.0%	78.2%

For the three months ended September 30, 2003

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	1,132,747	173,909	205,422	106,389	1,618,467
Consolidated Sales					2,017,203
Overseas Sales Ratio to Consolidated Sales	56.2%	8.6%	10.2%	5.2%	80.2%

(B) For the six months ended September 30, 2004

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	2,172,379	432,345	479,406	242,475	3,326,605
Consolidated Sales					4,166,731
Overseas Sales Ratio to Consolidated Sales	52.1%	10.4%	11.5%	5.8%	79.8%

For the six months ended September 30, 2003

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	2,309,525	379,253	397,604	189,017	3,275,399
Consolidated Sales					4,025,431
Overseas Sales Ratio to Consolidated Sales	57.4%	9.4%	9.9%	4.7%	81.4%

Explanatory note:

Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Others	Brazil, Australia

[8] (A) Consolidated Balance Sheets

Divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

(Millions of yen)
Sep. 30, 2004
Assets
< Non-financial services businesses >

Current Assets:	3,038,283
Cash and cash equivalents	678,762
Trade accounts and notes receivable	361,691
Inventories	818,265
Other current assets	1,179,565
Investments and advances	812,547
Property, plant and equipment, at cost	1,520,808
Other assets	270,600

Total assets	5,642,238

< Finance Subsidiaries >

Cash and cash equivalents	17,028
Finance subsidiaries-short-term receivables, net	1,376,539
Finance subsidiaries-long-term receivables, net	2,689,463
Other assets	204,760

Total assets	4,287,790

Eliminations among subsidiaries	(1,012,685)

Total assets	8,917,343

Liabilities and Stockholders’ Equity
< Non-financial services businesses >
Current liabilities:	1,954,299
Short-term debt	173,352
Current portion of long-term debt	6,318
Trade payables	887,882
Accrued expenses	717,039
Other current liabilities	169,708
Long-term debt	28,289
Other liabilities	750,564

Total liabilities	2,733,152

< Finance Subsidiaries >
Short-term debt	1,193,308
Current portion of long-term debt	629,917
Accrued expenses	135,454
Long-term debt	1,564,051
Other liabilities	335,942

Total liabilities	3,858,672

Eliminations among subsidiaries	(808,879)

Total liabilities	5,782,945

Common stock	86,067
Capital surplus	172,529
Legal reserves	34,597
Retained earnings	3,648,428
Accumulated other comprehensive income (loss)	(779,754)
Treasury stock	(27,469)

Total stockholders’ equity	3,134,398

Total liabilities and stockholders’ equity	8,917,343

[8] (B) Consolidated Statements of Cash Flows

Divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2004

	(Millions of yen)
	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net Income	207,392	34,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,575	200
Deferred income taxes	33,139	48,715
Equity in income of affiliates	(48,230)	—
Loss on fair value adjustment of derivative instrument (profit)	(4,402)	(27,376)
Decrease (increase) in trade accounts and notes receivable	30,039	—
Decrease (increase) in inventories	(29,256)	—
Increase (decrease) in trade payables	(58,861)	—
Other, net	57,815	(15,921)

Net cash provided by operating activities	293,211	39,619

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(74,924)	—
Capital expenditures	(169,864)	(282)
Proceeds from sales of property, plant and equipment	6,195	163
Decrease (increase) in finance subsidiaries-receivables	—	(279,008)

Net cash used in investing activities	(238,593)	(279,127)

Free cash flow (Cash flows from operating and investing activities)	54,618	(239,508)

Free cash flow of Non-financial services businesses excluding the increase in loans to Finance subsidiaries (Note)	132,359	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(39,127)	(29,542)
* Proceeds from long-term debt	5,955	456,147
* Repayment of long-term debt	(5,139)	(189,159)
Proceeds from issuance of common stock	—	1,911
Acquisition of treasury stock	(34,564)	—
Cash dividends paid	(21,650)	—
Increase (decrease) in commercial paper classified as long-term debt	—	26

Net cash provided by (used in) financing activities	(94,525)	239,383

Effect of exchange rate changes on cash and cash equivalents	10,752	649

Net change in cash and cash equivalents	(29,155)	524
Cash and cash equivalents at beginning of period	707,917	16,504

Cash and cash equivalents at end of period	678,762	17,028

Note:	Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other net” of Non- financial services businesses, and “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non-financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries was increased by 77,741 millions of yen for the fiscal first half ended September 30, 2004.

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal second quarter ended September 30, 2004 were ¥109.96=U.S.$1 and ¥134.37=euro1. The average exchange rates for the corresponding period last year were ¥117.60=U.S.$1 and ¥132.26=euro1. The average exchange rates for the fiscal first half ended September 30, 2004 were ¥109.86=U.S.$1 and ¥133.32=euro1, as compared with ¥118.05=U.S.$1 and ¥133.46=euro1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥111.05=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2004.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

(Millions of yen)	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003
Net income	127,122	137,359
Other comprehensive income (loss)	42,642	(106,329)

Comprehensive income	169,764	31,030

(Millions of yen)	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003
Net income	241,384	239,178
Other comprehensive income (loss)	74,819	(81,365)

Comprehensive income	316,203	157,813

6.	Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been included in other income (expenses) – other in the prior year’s fiscal fourth quarter, respectively. Accordingly, those reclassification have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal second quarter and fiscal first half to conform to the presentation used for the fiscal second quarter and fiscal first half ended June 30, 2004.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

Unconsolidated Financial Summary

(Parent company only)

(For the six months ended September 30, 2004 and 2003)

1.	The Board of Directors’ Meeting for Interim Financial Results

(Parent company only)

(1)	Date on which the meeting was held: October 27, 2004 (Wed.)

(2)	The matters resolved:

(A)	Unconsolidated (parent company) financial results for the first half (six months ended September 30, 2004) of the 81st fiscal period as specified hereunder.

(B)	Interim dividend:

(a)   JPY 28.00 per share of Common Stock

(b)   Payment plans to commence on November 25, 2004 (Thurs.)

2.	Financial Highlights

(Parent company only)

	(Millions of yen)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar. 31, 2004
Net sales	1,656,864	1,580,708	3,319,793
Operating profit	66,050	90,299	184,773
Ordinary profit	83,570	152,131	311,244
Net income	51,137	110,315	226,494

	(In yen)
Net income per share	54.52	115.00	237.51
Interim dividend per share	28.00	19.00	—

3.	Financial forecast for the Fiscal Year Ending March 31, 2005

(Parent company only)

(Millions of yen)
Fiscal year ending Mar. 31, 2005
Net sales	3,450,000
Ordinary profit	196,000
Net income	135,000

(In yen)
Dividend per share for the term	28.00
Net income per share	144.52

[1] Unit Sales Breakdown

      (Parent company only)

	(Thousands of unit)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar. 31, 2004
MOTORCYCLES

Japan	205	213	403
(motorcycles included above)	(205)	(213)	(403)
Export	358	347	730
(motorcycles included above)	(183)	(186)	(412)

Total	564	560	1,133
(motorcycles included above)	(389)	(399)	(815)

AUTOMOBILES

Japan	341	326	725
(Mini vehicles included above)	(114)	(113)	(270)
Export	249	233	479

Total	591	560	1,204

POWER PRODUCTS

Japan	219	238	467
Export	2,502	2,007	4,674

Total	2,722	2,246	5,142

[2] Net Sales Breakdown - continued

      (Parent company only)

	(Millions of yen)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar. 31, 2004
MOTORCYCLES

Japan	40,427	40,167	72,625
Export	165,884	157,296	344,990

Total	206,312	197,463	417,616

AUTOMOBILES

Japan	539,269	459,540	1,048,253
Export	849,721	867,304	1,727,610

Total	1,388,991	1,326,845	2,775,864

POWER PRODUCTS

Japan	11,243	10,137	23,286
Export	50,316	46,261	103,026

Total	61,560	56,399	126,312

TOTAL

Japan	590,941	509,845	1,144,165
Export	1,065,923	1,070,862	2,175,628

Total	1,656,864	1,580,708	3,319,793

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of December 2004.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income

      (Parent company only)

	(Millions of yen)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	Year ended Mar. 31, 2004
Net sales	1,656,864	1,580,708	3,319,793

Cost of sales	1,127,184	1,036,615	2,216,909

Selling, general and administrative expenses	463,628	453,792	918,109

Operating profit	66,050	90,299	184,773

Non-operating profit	46,658	70,586	143,476

Non-operating expenses	29,139	8,753	17,005

Ordinary Profit	83,570	152,131	311,244

Extraordinary profit	2,010	1,987	5,505

Extraordinary loss	4,128	4,310	8,476

Income before income taxes	81,451	149,809	308,273

Income taxes
Current	16,590	46,148	102,125

Prior year	11,786	—	—

Deferred	1,937	(6,654)	(20,346)

Net income	51,137	110,315	226,494

Explanatory notes:

1.	Research and development expenses for the fiscal first half ended September 30, 2004 amounted 226,188 millions of yen.

2.	The prior year income taxes are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motor-cycle business in Brazil.

[4] Unconsolidated Balance Sheets

      (Parent company only)

	(Millions of yen)
	Sep. 30, 2004	Mar. 31, 2004	Sep. 30, 2003
Current assets	909,722	964,590	843,731
Fixed assets	1,325,667	1,312,176	1,274,329

Total assets	2,235,390	2,276,766	2,118,061

Current liabilities	545,908	586,800	481,579
Fixed liabilities	157,498	148,865	131,066

Total liabilities	703,407	735,666	612,646

Common stock	86,067	86,067	86,067
Capital surplus	170,313	170,504	170,504
Legal reserve	21,516	21,516	21,516
Retained surplus	1,243,216	1,372,289	1,274,266
Unrealized gains on securities available for sale	38,338	42,387	38,183
Treasury stock	(27,469)	(151,665)	(85,122)

Stockholders’ equity	1,531,982	1,541,100	1,505,415

Total liabilities and stockholders’ equity	2,235,390	2,276,766	2,118,061

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.”

“Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.”

With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction”

Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company considers redistribution of profits to our shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint.

The Company intends to redistribute profits to our shareholders, taking its projected comprehensive cash needs/requirements into account, and to make distribution payments, while, taking the Company’s long-term consolidated earnings performance into consideration.

In consideration of shareholder expectations, retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition. Acquisition of the Company’s common stock will also be implemented at the optimal timing with the aim of improving efficiency in its capital structure.

Preparing for the Future

The U.S. and Asian economies are expected to grow steadily, but their pace is anticipated to slowdown. Also, the management environment is still under difficult conditions because of global political and economic uncertainty, fluctuations in oil prices and currency movements. In Japan, the economic recovery has become more moderate and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify.

It is under these circumstances, that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in business environment. Honda recognizes that further enhancing the following specific areas is essential to its success:

R&D

Production efficiency

Sales efficiency

Product quality

Safety technologies

The environment

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and it will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, including the advancement of a bi-pedal humanoid robot and business jet.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity with aims to increase its capability of supplying high quality products that meet market needs. In addition to the ongoing expansion of these systems, Honda also intends to expand on a global scale the supply network of its competitive products and component parts.

Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and upgrade its sales and service structure, to give our customers further satisfaction.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing coordination among the development purchasing, production, sales and service departments.

Safety Technologies

Honda will develop the technologies for reducing aggresivity, as well as the technologies for accident prediction and prevention and for reduction of passengers’ and pedestrians’ injury. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize the environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment:	A comprehensive system for quantifying the environmental impacts of Honda’s products throughout their life cycles, from material procurement and energy consumption to waste disposal.

Corporate Governance

Based on its fundamental corporate philosophies, the Company is working to improve its corporate governance as one of the most important management issues with the aim of ensuring that Honda will be an increasingly reliable company that our shareholders, customers and society want to exist.

Honda’s organization reflects its fundamental corporate philosophies. Each regional operation carries out its businesses so as to quickly and efficiently respond to customer needs around the world, while each business operation makes arrangements for each product, establishing a system of high effectiveness and efficiency.

In addition, the Audit Office intends to carry out more effective audits of the performance of each division’s business, and each division aims to enhance compliance and risk management, while advancing the self-reliance of each organization.

To ensure objective control of the Company’s management, outside directors are appointed to be members of the Board of Directors and outside corporate auditors are appointed to be members of the Board of Corporate Auditors, respectively, which are responsible for supervision and auditing of the Company. With regard to the directors, the term of their office is limited to one year and the amount of remuneration payable to them is determined according to a standard that reflects their contributions to the Company. The goal is to heighten maneuverability so as to cope with any changes in the management environment.

For shareholders and investors, Honda’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies. Honda is committed to increasing its transparency in the future.

1. Management Organization

(1) Management Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 36 directors, including one outside director, and makes decisions on the statutory matters including important business executions. The Board of Directors also supervises the execution of the Company’s businesses. In order to ensure proactive decision-making, the Board of Directors has set up an Assets and Loan Management Committee, which is responsible for making decisions related to the disposal of the Company’s important assets.

The Board of Corporate Auditors is composed of five corporate auditors, including three outside corporate auditors. In accordance with the rules of the Company’s auditing policy and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. This is accomplished through various means, including attendance at meetings of the Board of Directors and inspections regarding the status of Company assets and liabilities. In addition to this, to provide direct support to the Board of Corporate Auditors, a Corporate Auditors’ Office was established.

In addition, the total amount of remuneration and bonuses or directors and corporate auditors is determined according to a standard that reflects their contributions to the Company.

In order to ensure proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law, and the Securities Exchange Acts of the U.S.A. In addition, they supervise the election of independent auditors, their remuneration and non-audit services.

For fiscal 2005, the Company elected Shin Nihon & Co. as its independent auditor under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law and elected AZSA & Co. as its independent auditor under the Securities Exchange Act of the U.S.A.

(2) Business Execution System

The Company has established the Management Council, which is composed of seven representative directors and three managing directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management Council discusses important management issues as directed by the Board of Directors.

As for execution of business, the Company has six Regional Operations in the world to promote its business based on its fundamental corporate philosophies with long-term vision and rooted in the local society. Regional executive officers are assigned to be in charge of the Business Operations in each region, with the aim of enhancing localized business development and ensuring speedy decision-making. Each regional executive council located at each Regional Operations discusses important management issues in the region within the scope of the authority conferred upon them by the Management Council.

The Company’s four Business Operations—motorcycles, automobiles, power products, and spare parts— formulate the medium and long-term plans for their business development, and each Operations aim to maximize its business performance on a global basis. The Company’s Customer Service Operations support service related operations to offer the best service to our global customers. Production Operations and Purchasing Operations support production related departments so that they can implement the most efficient allocation of production and procurement in the world. These efforts are aimed at increasing company-wide efficiencies.

At the Company’s major production facilities in Japan and overseas, operational executive officers are assigned and are responsible for rapid decision-making. In addition, the Business Management Operations and the Business Support Operations make adjustments on a company-wide basis with the aim of ensuring the optimal allocation of resources.

Research and development activities are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for research and development on products, while Honda Engineering Co., Ltd. is responsible for research and development in the area of production technology. The Company actively carries out research and development with advanced technologies with the aim of creating products that are distinct and internationally competitive.

(3) Internal Control

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department.

In addition to the “Honda Conduct Guideline” to be shared within the entire Honda group, the Company has also set up a systematic framework for compliance and risk management in which each division of Honda group works to ensure compliance and prevent management risks, and to verify the status on a regular basis under the supervision of the director in charge. In addition to the appointment of a director in charge of compliance and risk management, the Company also established organizations such as a “Business Ethics Committee” to deliberate matters related to corporate ethics and compliance and a “Business Ethics Improvement Proposal Line” to receive suggestions related to corporate ethics issues.

2. Particular Relationships (such as Human Relations, Capital Relations, Transactional Relations and Conflicts of Interest) between the Company and its Outside Directors and Corporate Auditors

There is no particular relationship between the Company and its outside director Satoru Kishi.

There is no particular relationship between the Company and its outside corporate auditor Koukei Higuchi.

There is no particular relationship between the Company and its outside corporate auditor Kuniyasu Yamada. Kuniyasu Yamada serves as President and Director of MTB Apple Planning, Ltd. There is no particular relationship between MTB Apple Planning, Ltd. and the Company.

There is no particular relationship between the Company and its outside corporate auditor Fumihiko Saito. Fumihiko Saito serves as partner of Haamann Hemmerlrath Saito Law Office. There is no particular relationship between Haamann Hemmerlrath Saito Law Office and the Company.

3. The Company’s Efforts to Enhance its Corporate Governance

During fiscal first half ended September 30, 2004, four meetings of the Board of Directors and 15 meetings of the Management Council were held and execution of important businesses were thereby determined and important matters of management were deliberated.

During the same period, 10 meetings of the Board of Corporate Auditors were held and auditing policy, the apportionment of responsibilities and other matters were thereby determined. The Board of Corporate Auditors and the Business Audit Office provided, jointly or individually, business audit for the Company and a total of 63 subsidiaries and affiliates of the Company in Japan and overseas.

In order to ensure proactive decision-making, an Assets and Loan Management Committee was set up to decide on the disposal of the Company’s important assets and related matters. And a Business Ethics Committee was set up to deliberate matters related to corporate ethics and compliance.

For the purpose of enhancing corporate disclosure, the Company held meetings to outline results in each quarter, focusing on consolidated financial results prepared in accordance with U.S. GAAP. The Company has also been proactively engaged in such activities as holding meetings explaining corporate performance for investors, publishing various kinds of corporate information on the Company’s website, and disclosing quick and accurate information on management policies through a variety of media including mass communications.

October 27, 2004

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL FIRST HALF ENDED SEPTEMBER 30, 2004

								(Billions of yen)
	Results for the fiscal first half ended Sept. 30, 2003	Results for the fiscal first half ended Sept. 30, 2004 [ change / %]			Forecasts for the fiscal year ending Mar. 31, 2005 [change / %]			Results for the fiscal year ended Mar. 31, 2004
Net sales and other operating revenue	4,025.4	4,166.7	[141.3 / 3.5%	]	8,690.0	[527.4 / 6.5%	]	8,162.6
– Japan	750.0	840.1	[90.0 / 12.0%	]	1,790.0	[161.5 / 9.9%	]	1,628.4
– Overseas	3,275.3	3,326.6	[51.2 / 1.6%	]	6,900.0	[365.8 / 5.6%	]	6,534.1
Operating income	317.8	332.9	[15.0 / 4.7%	]	620.0	[19.8 / 3.3%	]	600.1
<as a percentage of net sales>	< 7.9% >	< 8.0% >			< 7.1% >			< 7.4% >
Income before income taxes	331.8	339.6	[7.7 / 2.3%	]	600.0	[-41.9 / -6.5%	]	641.9
<as a percentage of net sales>	< 8.2% >	< 8.2% >			< 6.9% >			< 7.9% >
Net income	239.1	241.3	[2.2 / 0.9%	]	447.0	[-17.3 / -3.7%	]	464.3
<as a percentage of net sales>	< 5.9% >	< 5.8% >			< 5.1% >			< 5.7% >
Factors of change in Operating income		(INCREASE FACTORS)			(INCREASE FACTORS)
		-Change in revenue model mix, etc.	89.8		-Change in revenue model mix, etc.	94.6
		-Cost reduction	23.6		-Cost reduction	42.0
		(DECREASE FACTORS)			(DECREASE FACTORS)
		-Currency effects	-72.8		-Currency effects	-84.0
		Change in average rates	(-54.7)		Change in average rates	(-64.0)
		Translation effects	(-18.0)		Translation effects	(-20.0)
		-Change in SG&A	-20.3		-Change in SG&A	-8.7
		-Change in R&D	-5.3		-Change in R&D	-24.0
Honda’s average rates USD=	JPY 118		JPY 110			JPY 108 (2H: JPY 107)		JPY 113
Honda’s average rates EUR=	JPY 133		JPY 133			JPY 131 (2H: JPY 130)		JPY 133
Capital expenditures	128.0		155.8			340.0		258.3
Depreciation	100.1		98.1			210.0		199.0
Research and development	218.8		224.1			473.0		448.9
Interest bearing debt	2,492.1		2,860.9					2,616.0
Non-financial services	232.7		193.5					228.5
Finance subsidiaries	2,259.3		2,667.3					2,387.4
Remarks		· Net sales, income before income taxes and net income set record highfor the first half.			· Net sales to set record high.

								(Thousands of unit )
Unit sales of motorcycles	4,219	5,283	[1,064 / 25.2%	]	10,025	[819 / 8.9%	]	9,206
(motorcycles only)	(4,092)	(5,134)	[1,042 / 25.5%	]	(9,678)	[787 / 8.9%	]	(8,891)
Japan	214	207	[-7 / -3.3%	]	375	[-28 / -6.9%	]	403
(motorcycles only)	(214)	(207)	[-7 / -3.3%	]	(375)	[-28 / -6.9%	]	(403)
Overseas	4,005	5,076	[1,071 / 26.7%	]	9,650	[847 / 9.6%	]	8,803
(motorcycles only)	(3,878)	(4,927)	[1,049 / 27.1%	]	(9,303)	[815 / 9.6%	]	(8,488)
North America	239	278	[39 / 16.3%	]	715	[59 / 9.0%	]	656
(motorcycles only)	(122)	(142)	[20 / 16.4%	]	(383)	[23 / 6.4%	]	(360)
Europe	158	176	[18 / 11.4%	]	310	[11 / 3.7%	]	299
(motorcycles only)	(153)	(169)	[16 / 10.5%	]	(301)	[12 / 4.2%	]	(289)
Asia	3,189	4,162	[973/ 30.5%	]	7,735	[718 / 10.2%	]	7,017
(motorcycles only)	(3,189)	(4,162)	[973 / 30.5%	]	(7,735)	[718 / 10.2%	]	(7,017)
Others	419	460	[41 / 9.8%	]	890	[59 / 7.1%	]	831
(motorcycles only)	(414)	(454)	[40 / 9.7%	]	(884)	[62 / 7.5%	]	(822)
Unit sales of automobiles	1,443	1,566	[123 / 8.5%	]	3,240	[257 / 8.6%	]	2,983
Japan	329	344	[15 / 4.6%	]	740	[24 / 3.4%	]	716
Overseas	1,114	1,222	[108 / 9.7%	]	2,500	[233 / 10.3%	]	2,267
North America	782	757	[-25 / -3.2%	]	1,560	[2 / 0.1%	]	1,558
Europe	113	129	[16 / 14.2%	]	260	[29 / 12.6%	]	231
Asia	163	256	[93 / 57.1%	]	515	[174 / 51.0%	]	341
Others	56	80	[24 / 42.9%	]	165	[28 / 20.4%	]	137
Unit sales of power products	2,195	2,472	[277 / 12.6%	]	5,680	[633 / 12.5%	]	5,047
Japan	245	220	[-25 /-10.2%	]	450	[-27 / -5.7%	]	477
Overseas	1,950	2,252	[302 / 15.5%	]	5,230	[660 / 14.4%	]	4,570
North America	1,053	1,232	[179 / 17.0%	]	2,800	[437 / 18.5%	]	2,363
Europe	421	493	[72 / 17.1%	]	1,290	[29 / 2.3%	]	1,261
Asia	317	373	[56 / 17.7%	]	880	[261 / 42.2%	]	619
Others	159	154	[-5 / -3.1%	]	260	[-67 / -20.5%	]	327

Notes :	1. Unit sales is the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production for affiliates of Honda.

2.      Unit sales and net sales of Honda-brand motorcycle products with 100% locally procured and manufactured by overseas affiliates are not included in unit sales and net sales and other operating revenue

3. “Capital expenditures” and “Depreciation” are the figures of “Property, plant and equipment (excluding company cars)”.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

October 27, 2004

Honda Motor Co., Ltd.

UNCONSOLIDATED FINANCIAL SUMMARY

FOR FISCAL FIRST HALF ENDED SEPTEMBER 30, 2004

(Parent company only)

									(Billions of yen)
	Results for the fiscal first half ended September 30, 2003		Results for the fiscal first half ended September 30, 2004 (change / % change)			Forecasts for the fiscal year ending March 31, 2005 (change / % change)			Results for the fiscal year ended March 31, 2004
Net sales	1,580.7		1,656.8		(76.1 / 4.8%)	3,450.0		(130.2 /3.9%)	3,319.7
– Domestic	509.8		590.9		(81.0 /15.9%)	1,240.0		(95.8 / 8.4%)	1,144.1
– Export	1,070.8		1,065.9		(-4.9 /-0.5%)	2,210.0		(34.3 / 1.6%)	2,175.6
Operating income	90.2		66.0		(-24.2 /-26.9%)	123.0		(-61.7 /-33.4%)	184.7
<as a percentage of net sales>	< 5.7	%>	< 4.0	%>		< 3.6	%>		< 5.6	%>
Ordinary profit	152.1		83.5		(-68.5 /-45.1%)	196.0		(-115.2 /-37.0%)	311.2
<as a percentage of net sales>	< 9.6	%>	< 5.0	%>		< 5.7	%>		< 9.4	%>
Net income	110.3		51.1		(-59.1 /-53.6%)	135.0		(-91.4 /-40.4%)	226.4
<as a percentage of net sales>	< 7.0	%>	< 3.1	%>		< 3.9	%>		< 6.8	%>
Factors of change in operating income			(Increase factors)			(Increase factors)
			Change in revenue, model mix, etc		21.5	Change in revenue, model mix, etc		14.4
			Cost reduction		19.9	Cost reduction		30.0
			(Decrease factors)			(Decrease factors)
			Impact from change of accounting standard for royalty*		-27.2	Impact from change of accounting standard for royalty *		-28.5
			Currency effects		-28.7	Currency effects		-37.0
			Increase in SG&A		-3.4	Increase in SG&A		-17.7
			Increase in R&D		-6.3	Increase in R&D		-23.0
Honda’s average rates USD =	JPY 118		JPY 110			JPY108 (2H: JPY107)			JPY 113
Honda’s average rates EUR =	JPY 133		JPY 133			JPY131 (2H: JPY130)			JPY 133
Capital expenditures	27.3		41.9			100.0			85.0
Motorcycle production-related	1.2		0.5			3.0			2.7
Automobile production-related	11.4		10.7			35.0			31.5
Power product production-related	0.4		0.2			2.0			0.9
Others	14.1		30.4			60.0			49.7
Depreciation	25.5		26.2			56.0			55.0
Research and development (R&D)	219.8		226.1			470.0			446.9
Interest bearing debt	3.3		23.4						3.8
Remarks			. Net sales set record high for the fiscal first half.			. Net sales set record high.
									(Thousands of unit	)
Unit sales of motorcycle business	560		564		(3 / 0.6%)	1,100		(-33 /-3.0%)	1,133
(motorcycles included above)	(399)		(389)		(-9 / -2.4%)	(765)		(-50 /-6.2%)	(815)
Domestic sales	213		205		(-7 / -3.4%)	375		(-28 /-7.0%)	403
(motorcycles included above)	(213)		(205)		(-7 / -3.4%)	(375)		(-28 /-7.0%)	(403)
Export sales	347		358		(10 / 3.0%)	725		(-5 / -0.7%)	730
(motorcycles included above)	(186)		(183)		(-2 / -1.2%)	(390)		(-22 /-5.5%)	(412)
Unit sales of automobile business	560		591		(31 / 5.6%)	1,260		(55 / 4.6%)	1,204
Domestic sales	326		341		(15 / 4.7%)	750		(24 / 3.4%)	725
Registration vehicles	212		227		(14 / 6.8%)	490		(34 / 7.7%)	455
Mini vehicles	113		114		(— / 0.7%)	260		(-10 /-3.7%)	270
Export sales	233		249		(16 / 6.9%)	510		(30 / 6.4%)	479
Unit sales of power product business	2,246		2,722		(475 / 21.2%)	5,630		(487 / 9.5%)	5,142
Domestic sales	238		219		(-18 / -7.9%)	450		(-17 /-3.7%)	467
Export sales	2,007		2,502		(494 /24.6%)	5,180		(505 / 10.8%)	4,674
Automobile production	1,437		1,570		(132 / 9.2%)	3,230		(238 / 8.0%)	2,991
Domestic	550		600		(49 / 9.0%)	1,260		(77 / 6.6%)	1,182
Overseas	887		970		(83 / 9.4%)	1,970		(160 / 8.9%)	1,809

*Accounting standard for royalty was changed in fiscal year ended March, 2004.

Notes :

1.	“Capital expenditures” and “Depreciation” are the figures of “Property, plant and equipment (excluding company cars)”

2.	Interest bearing debt primarily comprises of funds received from subsidiaries by means of the Cash Management System.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

October 27, 2004

Honda Motor Co., Ltd.

Supplemental Version for Consolidated Financial Summary

	(Thousands of unit, Billions of yen)

	Second Quarter Results			First Half Results			Forecasts
	3M ended Sept. 2004	3M ended Sept. 2003	% change	6M ended Sept. 2004	6M ended Sept. 2003	% change	FY ending Mar. 2005	% change
Unit sales of motorcycles
Japan	110	120	-8.3%	207	214	-3.3%	375	-6.9%
(motorcycles only)	(110)	(120)	-8.3%	(207)	(214)	-3.3%	(375)	-6.9%
North America	152	140	8.6%	278	239	16.3%	715	9.0%
(motorcycles only)	(79)	(57)	38.6%	(142)	(122)	16.4%	(383)	6.4%
Europe	67	57	17.5%	176	158	11.4%	310	3.7%
(motorcycles only)	(63)	(54)	16.7%	(169)	(153)	10.5%	(301)	4.2%
Asia	2,124	1,691	25.6%	4,162	3,189	30.5%	7,735	10.2%
(motorcycles only)	(2,124)	(1,691)	25.6%	(4,162)	(3,189)	30.5%	(7,735)	10.2%
Others	248	210	18.1%	460	419	9.8%	890	7.1%
(motorcycles only)	(246)	(207)	18.8%	(454)	(414)	9.7%	(884)	7.5%
Total	2,701	2,218	21.8%	5,283	4,219	25.2%	10,025	8.9%

(motorcycles only)	(2,622)	(2,129)	23.2%	(5,134)	(4,092)	25.5%	(9,678)	8.9%

Unit sales of automobiles
Japan	190	176	8.0%	344	329	4.6%	740	3.4%
North America	366	385	-4.9%	757	782	-3.2%	1,560	0.1%
Europe	63	57	10.5%	129	113	14.2%	260	12.6%
Asia	134	84	59.5%	256	163	57.1%	515	51.0%
Others	41	33	24.2%	80	56	42.9%	165	20.4%

Total	794	735	8.0%	1,566	1,443	8.5%	3,240	8.6%

Unit sales of power products
Japan	102	135	-24.4%	220	245	-10.2%	450	-5.7%
North America	530	419	26.5%	1,232	1,053	17.0%	2,800	18.5%
Europe	208	177	17.5%	493	421	17.1%	1,290	2.3%
Asia	169	163	3.7%	373	317	17.7%	880	42.2%
Others	76	84	-9.5%	154	159	-3.1%	260	-20.5%

Total	1,085	978	10.9%	2,472	2,195	12.6%	5,680	12.5%

Exchange rate to USD (Note)
Honda’s transaction rates	110.00	118.00	-7.3%	109.00	119.00	-9.2%
Market average rates for the period	109.96	117.60	-6.9%	109.86	118.05	-7.5%	108	-4.7%
Rates for the period-end				111.05	111.25	-0.2%
Exchange rate to EUR (Note)
Honda’s transaction rates	133.00	131.00	1.5%	133.00	128.00	3.8%
Market average rates for the period	134.37	132.26	1.6%	133.32	133.46	-0.1%	131	-1.2%
Rates for the period-end				137.04	129.19	5.7%
Key items
Net sales and other operating revenue	2,093.5	2,017.2	3.8%	4,166.7	4,025.4	3.5%	8,690.0	6.5%
Japan	456.2	398.7	14.4%	840.1	750.0	12.0%	1,790.0	9.9%
Overseas	1,637.3	1,618.4	1.2%	3,326.6	3,275.3	1.6%	6,900.0	5.6%
Operating income	172.9	158.4	9.2%	332.9	317.8	4.7%	620.0	3.3%
Income before income taxes	165.5	183.8	-10.0%	339.6	331.8	2.3%	600.0	-6.5%
Net income	127.1	137.3	-7.5%	241.3	239.1	0.9%	447.0	-3.7%

Capital expenditures	101.1	70.7	43.0%	155.8	128.0	21.7%	340.0	31.6%
Depreciation	50.7	51.1	-0.8%	98.1	100.1	-2.0%	210.0	5.5%
Research and development	116.0	116.1	-0.1%	224.1	218.8	2.4%	473.0	5.4%

Stockholders’ equity				3,134.3	2,743.9	14.2%
Total assets				8,917.3	7,991.7	11.6%
Interest bearing debt				2,860.9	2,492.1	14.8%
Non-financial services				193.5	232.7	-16.8%
Financial services				2,667.3	2,259.3	18.1%
Notes	. Net sales and operating income set record high for the second quarter.			. Net sales and net income set record high for the first half for four consecutive years. . Income before income taxes set record high for the first half for two consecutive years.			. Net sales to set record high.

Notes
1) Honda’s transaction rates	: rates to be used mainly for exchanging the Company’s foreign currency-denominated trade amount into yen.
Market average rates for the period	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated statements of income into yen.
Rates for the period-end	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated assets and liabilities into yen.

2) Unit sales is the total of sales of completed products of Honda and its consolidated subsidiaries and sales of parts for local production for affiliates of Honda.

3)      Unit sales and net sales of Honda-brand motorcycle products with 100% locally procured and manufactured affiliates of Honda are not included in unit sales and net sales and other operating revenues.

4) “Capital expenditures” and “Depreciation” are the figures of “property, plant and equipment (excluding company cars)”.

	Second Quarter	First Half	Forecasts FY2005
Factors of changes in operating income
Changes in revenue, model mix, etc.	+43.5	+89.8	+94.6
Currency effects	-30.8	-72.8	-84.0
Change in average rates	-23.3	-54.7	-64.0
U.S. Dollar vs. Yen	(-20.1)	(-43.8)	(-47.0)
Euro vs. Yen	(+0.7)	—	(-2.4)
Others vs. Yen	(+0.8)	(+0.3)	(-3.0)
Between other currencies	(-4.7)	(-11.4)	(-11.6)
Translation effects	-7.5	-18.0	-20.0
Gross profit	(-17.1)	(-38.3)	(-43.9)
SG&A	(+9.6)	(+20.2)	(+23.9)
Cost reduction	+15.8	+23.6	+42.0
Materials and others	+19.3	+30.6	+55.8
Labor expenses	-3.5	-7.0	-13.8
Changes in SG&A expenses	-14.1	-20.3	-8.7
Changes in R&D expenses	+0.1	-5.3	-24.0
Changes in operating income	+14.5	+15.0	+19.9

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

October 27, 2004

Notice Regarding the Buyback of Company Stock

Tokyo, October 27, 2004— Honda Motor Co., Ltd. today announced its intention to implement acquisition of its outstanding company stock, the resolution for which was resolved as follows at the meeting of the Board of Directors held on October 27, 2004 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code:

1.	Reason for the Acquisition of Company Stock:

Mainly to improve capital efficiency.

2.	Details of the Acquisition:

(1)	Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2) Maximum number of shares to be acquired

6,250,000 shares

(Ratio to total shares of common stock issued and outstanding: 0.67%)

(3)	Maximum amount of acquisition

25,000,000,000 yen

(4) Period of acquisition

From November 2, 2004 to January 18, 2005

(TRANSLATION)

October 28, 2004

To Stockholders,

Honda Motor co., Ltd.

No. 1-1, 2 Chome,

Minami-Aoyama,

Minatoku, 107-8556 Tokyo

By: Takeo Fukui

President and

                Representative Director

Notice of Resolution by the Board of Directors

concerning Payment of Interim Dividend

for the 81th fiscal period

Notice is hereby given that the Board of Directors at its meeting held on October 27, 2004 discussed and considered a matter of interim dividend for the 81th fiscal period (a year ending March 31, 2005) and resolved as follows:

Particular

Pursuant to Article 33 of Article of Incorporation of the Company, it was resolved that the interim cash dividend, based on Article 293-5 of the Commercial Code, be paid to the stockholders of record on September 30, 2004 as follows:

1. Interim cash dividend:     ¥ 28 per share of Common Stock

2. Date Claim for payment becomes effective and Payment commences:

November 25, 2004 (Thursday)

-END-